Exhibit 99.11

Indian GAAP Standalone

Independent Auditor’s Report

To the Board of Directors of Infosys Limited

Report on the Financial Statements

We have audited the accompanying financial statements of Infosys Limited (“the Company”), which comprise the balance sheet as at 31 March 2016, the statement of profit and loss for the quarter and year then ended and the cash flow statement of the Company for the year then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under section 133 of the Companies Act, 2013 (‘the Act’), read with Rule 7 of the Companies (Accounts) Rules, 2014. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal control, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation of the financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the balance sheet, of the state of affairs of the Company as at 31 March 2016;
(ii)	in the case of the statement of profit and loss, of the profit for the quarter and year ended on that date; and
(iii)	in the case of the cash flow statement, of the cash flows for the year ended on that date.

for B S R & Co. LLP
Chartered Accountants
Firm’s Registration Number: 101248W/W-100022

Supreet Sachdev
Partner
Membership Number: 205385

Bangalore
15 April 2016

INFOSYS LIMITED

In crore

Balance Sheet as at	Note	March 31, 2016	March 31, 2015
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	1,148	574
Reserves and surplus	2.2	56,009	47,494
		57,157	48,068
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	–	–
Other long-term liabilities	2.4	73	30
		73	30
CURRENT LIABILITIES
Trade payables	2.5	623	124
Other current liabilities	2.6	6,105	5,546
Short-term provisions	2.7	8,809	8,045
		15,537	13,715
		72,767	61,813
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.8	8,248	7,347
Capital work-in-progress		934	769
		9,182	8,116
Non-current investments	2.10	11,111	6,108
Deferred tax assets (net)	2.3	405	433
Long-term loans and advances	2.11	5,970	4,378
Other non-current assets	2.12	2	26
		26,670	19,061
CURRENT ASSETS
Current investments	2.10	2	749
Trade receivables	2.13	9,798	8,627
Cash and cash equivalents	2.14	29,176	27,722
Short-term loans and advances	2.15	7,121	5,654
		46,097	42,752
		72,767	61,813
SIGNIFICANT ACCOUNTING POLICIES	1

The accompanying notes form an integral part of the standalone interim financial statements
As per our report of even date attached
for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary

INFOSYS LIMITED

In crore, except equity share and per equity share data

Statement of Profit and Loss for the	Note	Quarter ended March 31,		Year ended March 31,
		2016	2015	2016	2015
Income from software services and products	2.16	14,158	11,926	53,983	47,300
Other income	2.17	778	891	3,009	3,337
Total revenue		14,936	12,817	56,992	50,637
Expenses
Employee benefit expenses	2.18	7,300	6,183	28,206	25,115
Deferred consideration pertaining to acquisition	2.10.6	–	51	110	219
Cost of technical sub-contractors	2.18	1,191	836	4,417	2,909
Travel expenses	2.18	438	325	1,655	1,360
Cost of software packages and others	2.18	223	223	1,049	979
Communication expenses	2.18	79	90	311	384
Consultancy and professional charges		155	148	563	396
Depreciation and amortization expense	2.8	315	241	1,115	913
Other expenses	2.18	523	550	1,909	1,976
Total expenses		10,224	8,647	39,335	34,251
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX		4,712	4,170	17,657	16,386
Profit on transfer of business	2.10.5	–	–	3,036	412
PROFIT BEFORE TAX		4,712	4,170	20,693	16,798
Tax expense:
Current tax	2.19	1,308	1,046	4,898	4,537
Deferred tax	2.19	5	100	9	97
PROFIT FOR THE PERIOD		3,399	3,024	15,786	12,164
EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Before Exceptional item
Basic		14.80	13.16	55.51	51.17
Diluted		14.80	13.16	55.51	51.17
After Exceptional item
Basic		14.80	13.16	68.73	52.96
Diluted		14.80	13.16	68.73	52.96
Number of shares used in computing earnings per share	2.32
Basic		229,69,44,664	229,69,44,664	229,69,44,664	229,69,44,664
Diluted		229,69,44,664	229,69,98,600	229,69,44,664	229,69,75,348
SIGNIFICANT ACCOUNTING POLICIES	1

The accompanying notes form an integral part of the standalone interim financial statements
As per our report of even date attached
for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary

INFOSYS LIMITED

In crore

Cash Flow Statement for the	Year ended March 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	20,693	16,798
Adjustments to reconcile profit before tax to cash generated by operating activities
Depreciation and amortization expense	1,115	913
Provision for bad and doubtful debts	(48)	142
Deferred purchase price	110	219
Interest and dividend income	(2,563)	(2,738)
Profit on transfer of business (Refer to Note 2.10.5)	(3,036)	(412)
Other adjustments	122	52
Effect of exchange differences on translation of assets and liabilities	32	54
Changes in assets and liabilities
Trade receivables	(1,123)	(1,433)
Loans and advances and other assets	(1,615)	(326)
Liabilities and provisions	1,062	1,175
	14,749	14,444
Income taxes paid	(5,350)	(6,489)
NET CASH GENERATED BY OPERATING ACTIVITIES	9,399	7,955
CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure, net of sale proceeds	(2,308)	(1,986)
Investment in subsidiaries	(258)	(1,748)
Payment towards acquisition (refer note 2.10.1 & 2.10.2)	(794)	–
Payment arising out of business transfer	(335)	–
Redemption of fixed maturity plans	–	110
Investment in preferred stock	(82)	–
Investment in liquid mutual fund units	(22,797)	(23,184)
Disposal of liquid mutual fund units	23,545	24,296
Investment in tax free bond	(299)	–
Investment in Government bond	(2)
Redemption of certificates of deposit	–	783
Interest and dividend received	2,302	2,394
NET CASH GENERATED BY INVESTING ACTIVITIES	(1,028)	665
CASH FLOWS FROM FINANCING ACTIVITIES
Loan given to subsidiaries	(193)	(73)
Loan repaid by subsidiaries	126	47
Dividends paid (including corporate dividend tax)	(6,841)	(4,935)
NET CASH USED IN FINANCING ACTIVITIES	(6,908)	(4,961)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(9)	(37)
NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS	1,454	3,622
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	27,722	24,100
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	29,176	27,722
SIGNIFICANT ACCOUNTING POLICIES

The accompanying notes form an integral part of the standalone interim financial statements
As per our report of even date attached
for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A. G. S Manikantha Company Secretary

Significant accounting policies

Company overview

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle, our banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the BSE Limited and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

1 Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed under Section 133 of the Companies Act, 2013 (‘Act’) read with Rule 7 of the Companies (Accounts) Rules, 2014, the provisions of the Act (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year figures reported in this statement.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed tangible assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts in the period in which change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of indirect taxes in its statement of profit and loss.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that is reasonably estimable and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Company provides its clients with a fixed-period post-sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in statement of profit and loss. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions and likelihood of occurrence.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Tangible assets and capital work-in-progress

Tangible assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until such assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date.

1.8 Intangible assets

Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The cost which can be capitalised include the cost of materials, direct labour, overhead cost that are directly attributable to preparing the asset for intended use.

1.9 Depreciation and amortization

Depreciation on tangible assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows:

Buildings (1)	22-25 years
Plant and Machinery (1)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles (1)	5 years

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation and amortization methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer note 2.8)

1.10 Impairment

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price or value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.11 Retirement benefits to employees

a Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the statement of profit and loss in the period in which they arise.

b Superannuation

Certain employees are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a portion to the Infosys Limited Employees’ Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

d Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.12 Share-based payments

The company accounts for equity settled stock options as per the accounting treatment prescribed by Securities and Exchange Board of India ( share based employee benefits) Regulations, 2014 and the Guidance Note on Employee Share-based Payments issued by the Institute of Chartered Accountants of India using the intrinsic value method.

1.13 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.14 Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast transactions. The Company records the gain or loss on effective hedges, if any, in the hedging reserve until the transactions are complete. On completion, the gain or loss is transferred to the statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract and subsequently whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. Changes in the fair value relating to the ineffective portion of the hedges and derivative instruments that do not qualify or have not been designated for hedge accounting are recognised in the statement of profit and loss.

1.15 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to statement of profit and loss are credited to the securities premium reserve.

1.16 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.18 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and financial institutions. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.19 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.20 Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in the statement of profit and loss over the lease term.

2 NOTES TO ACCOUNTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2016

Amounts in the financial statements are presented in crore, except for per equity share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current period presentation.

2.1 SHARE CAPITAL

in crore, except as otherwise stated

Particulars	As at
	March 31, 2016	March 31, 2015
Authorized
Equity shares, 5/- par value
240,00,00,000 (120,00,00,000) equity shares	1,200	600
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	1,148	574
229,69,44,664 (114,84,72,332) equity shares fully paid-up
	1,148	574

Forfeited shares amounted to 1,500/- (1,500/-)

(1)	Refer note 2.32 for details of basic and diluted shares

Effective January 1, 2015, Infosys Limited Employees' Welfare Trust ('The Trust') has been deconsolidated consequent to SEBI (Share Based Employee Benefits) Regulations, 2014 issued on October 28, 2014.

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

In the period of five years immediately preceding March 31, 2016:

The Company has allotted 114,84,72,332 fully paid-up shares of face value 5/- each during the quarter ended June 30, 2015, pursuant to bonus issue approved by the shareholders through postal ballot. The book closure date fixed by the Board was June 17, 2015.

The Company has allotted 57,42,36,166 fully paid up equity shares of face value 5/- each during the quarter ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through a postal ballot. The record date fixed by the Board of Directors was December 3, 2014.

For both the bonus issues, bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan have been adjusted for bonus shares.

During the year ended March 31, 2015, the amount of dividend per share recognised as distribution to equity shareholder includes 29.50/- per share of final dividend (not adjusted for bonus shares on June 17, 2015) and 30/- per share of interim dividend (not adjusted for bonus shares of June 17, 2015 and December 3, 2014). The total dividend appropriation for the year ended March 31, 2015 amounted to 6,145 crore including corporate dividend tax of 1,034 crore.

The Board has increased dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

The Board of Directors, in their meeting on October 12, 2015, declared an interim dividend of 10/- per equity share. Further the Board of Directors, in its meeting on April 15, 2016, have proposed a final dividend of 14.25/- per equity share for the financial year ended March 31, 2016. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 18, 2016. The total dividend appropriation for the year ended March 31, 2016 amounted to 6,704 crore including corporate dividend tax of 1,134 crore.

The Central Government in consultation with National Advisory Committee on Accounting Standards has amended Companies (Accounting Standards) Rules, 2006 (‘principal rules’), vide notification issued by Ministry of Corporate Affairs dated March 30, 2016. The Companies (Accounting Standards) Rules, 2016 is effective March 30, 2016. According to the amended rules, the above mentioned proposed dividend will not be recorded as a liability as at March 31, 2016. (Refer Para 8.5 of AS-4 – Contingencies and Events occurring after Balance Sheet date). The Company believes, based on a legal opinion, that the Rule 3(2) of the principal rules has not been withdrawn or replaced and accordingly, the Companies (Accounting Standards) Rule, 2016 will apply for the accounting periods commencing on or after March 30, 2016. Therefore the Company has recorded 3,939 crore as liability for proposed dividends (including corporate dividend tax) as at March 31, 2016.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

The details of shareholder holding more than 5% shares as at March 31, 2016 and March 31, 2015 are set out below :

Name of the shareholder	As at March 31, 2016		As at March 31, 2015
	No. of shares	% held	No. of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	38,53,17,937	16.78	18,60,73,981	16.20
Life Insurance Corporation of India	13,22,74,300	5.76	5,52,74,758	4.81

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2016 and March 31, 2015 is set out below:

Particulars	As at March 31, 2016		As at March 31, 2015
	Number of shares	Amount ( crore)	Number of shares	Amount ( crore)
Number of shares at the beginning of the period	114,84,72,332	574	57,14,02,566	286
Add: Bonus shares issued (Including bonus on treasury shares)	114,84,72,332	574	57,42,36,166	287
Add: Treasury shares on account of deconsolidation of trust	–	–	28,33,600	1
Number of shares at the end of the period	229,69,44,664	1,148	114,84,72,332	574

Stock Option Plan:

2015 Stock Incentive Compensation Plan (the 2015 Plan): SEBI issued the Securities and Exchange Board of India (Share based Employee Benefits) Regulations, 2014 (‘SEBI Regulations’) which replaced the SEBI ESOP Guidelines, 1999. The 2011 Plan (as explained below) was required to be amended and restated in accordance with the SEBI Regulations. Consequently, to effect this change and to further introduce stock options/ADR’s and other stock incentives, the Company put forth the 2015 Stock Incentive Compensation Plan (the 2015 Plan) for approval to the shareholders of the Company. Pursuant to the approval by the shareholders through postal ballot which ended on March 31, 2016, the Board of Directors have been authorised to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares(this includes 1,12,23,576 equity shares which are currently held by the Trust towards the 2011 Plan). 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

2011 RSU Plan (the 2011 Plan): The Company had a 2011 RSU Plan which provided for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 1,13,34,400 and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. During the year ended March 31, 2015, the company made a grant of 108,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Office and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of Nomination and Remuneration Committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date. Further the Company has earmarked 100,000 equity shares for welfare activities of the employees, approved by the shareholders vide postal ballot which ended on March 31, 2016. The equity shares currently held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 100,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.

Further, the award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the Nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSU's for each of the remaining years would be subject to continued employment.

In accordance with the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014, the excess of the closing market price on the grant date of the RSUs over the exercise price is amortized on a straight-line basis over the vesting period.

The activity in the 2011 Plan during the quarter and year ended March 31, 2016 is set out below:

Particulars	Quarter ended March 31, 2016		Year ended March 31, 2016
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2011 Plan:
Outstanding at the beginning	2,23,213	5	1,08,268	5
Granted	–	–	1,24,061	5
Forfeited and expired	–	–	–	–
Exercised*	1,708	5	10,824	5
Outstanding at the end	2,21,505	5	2,21,505	5
Exercisable at the end	–	–	–	–

*	adjusted for bonus issues

The weighted average share price of options exercised under the 2011 Plan on the date of exercise was 1,088/-

The activity in the 2011 Plan during quarter and year ended March 31, 2015 is set out below:

Particulars	Quarter ended March 31, 2015		Year ended March 31, 2015
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2011 Plan:
Outstanding at the beginning	1,08,268	5	–	–
Granted*	–	–	1,08,268	5
Forfeited and expired	–	–	–	–
Exercised	–	–	–	–
Outstanding at the end	1,08,268	5	1,08,268	5
Exercisable at the end	–	–	–	–

*	Adjusted for bonus issues

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2016 and March 31, 2015 under the 2011 Plan was 1.98 years and 2.39 years.

The differential on stock compensation expense if the ‘fair value’ of the RSU's on the date of the grant were considered instead of the ‘intrinsic value’ is less than 1 crore for each of the quarter and year ended March 31, 2016 and March 31, 2015. Consequently, there is no impact on earnings per share.

The fair value for the above impact analysis is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Options granted during	Fiscal 2016	Fiscal 2015
Grant date	22-Jun-15	21-Aug-14
Weighted average share price ()*	1,024	3,549
Exercise price ()*	5	5
Expected volatility (%)	28-36	30 - 37
Expected life of the option (years)	1 - 4	1 - 4
Expected dividends (%)	2.43	1.84
Risk-free interest rate (%)	7- 8	8 - 9
Weighted average fair value as on grant date ()*	948	3,355

* Data for Fiscal 2015 is not adjusted for bonus issues

The expected term of an RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behaviour of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

During the quarter and year ended March 31, 2016, the Company recorded an employee compensation expense of 2 crore and 7 crore respectively in the statement of profit and loss (1 crore and 2 crore during the quarter and year ended March 31, 2015 respectively)

2.2 RESERVES AND SURPLUS

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Capital reserve - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Securities premium account - Opening balance	2,778	3,069
Less: Deconsolidation of trust (Refer note 2.1)	–	4
Less: Amount utilized for issuance of bonus shares (Refer note 2.1)	574	287
Add: Exercise of stock options	1	–
	2,205	2,778
Stock Options Outstanding- Opening balance (Refer note 2.1)	2	–
Additions during the period	7	2
Less: Exercise of stock options	1	–
	8	2
General reserve - Opening balance	9,508	8,291
Add: Transferred from Surplus	1,579	1,217
	11,087	9,508
Special Economic Zone Re-investment Reserve- Opening balance (1)	–	–
Add: Transferred from Surplus	591	–
Less: Transferred to Surplus on utilization	591	–
Special Economic Zone Re-investment Reserve- Closing balance	–	–
Surplus - Opening balance	35,152	30,392
Add: Net profit after tax transferred from Statement of Profit and Loss	15,786	12,164
Less: Deconsolidation of trust, net (Refer note 2.1)	–	42
Add: Transfer from Special Economic Zone Re-investment Reserve on utilization	591	–
Amount available for appropriation	51,529	42,514
Appropriations:
Interim dividend	2,297	1,723
Final dividend	3,273	3,388
Total dividend	5,570	5,111
Dividend tax	1,134	1,034
Amount transferred to general reserve	1,579	1,217
Amount transferred to Special Economic Zone Re-investment Reserve	591	–
Surplus- Closing Balance	42,655	35,152
	56,009	47,494

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

2.3 DEFERRED TAXES

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Deferred tax assets
Fixed assets	146	210
Trade receivables	79	100
Compensated absences	359	280
Computer software	50	51
Accrued compensation to employees	46	29
Post sales client support	76	72
Others	21	7
	777	749
Deferred tax liabilities
Branch profit tax	334	316
Others	38	–
	372	316
Deferred tax assets after set-off	405	433
Deferred tax liabilities after set-off	–	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set-off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2016 and March 31, 2015, the Company has provided for branch profit tax of 334 crore and 316 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. The change in provision for branch profit tax includes 18 crore movement on account of exchange rate during the year ended March 31, 2016.

2.4 OTHER LONG-TERM LIABILITIES

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Others
Gratuity obligation - unamortized amount relating to plan amendment (refer note 2.29)	–	3
Payable for acquisition of business (refer note 2.10.1 & 2.10.2)	46	–
Rental deposits received from subsidiary (refer note 2.26)	27	27
	73	30

2.5 TRADE PAYABLES

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Trade payables	623	124
	623	124
*Includes dues to subsidiaries (refer note 2.26)	145	102

2.6 OTHER CURRENT LIABILITIES

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Accrued salaries and benefits
Salaries and benefits	992	1,144
Bonus and incentives	772	575
Unearned revenue	1,025	831
Unpaid dividends	5	3
Other liabilities
Provision for expenses(1)	1,707	1,582
Retention monies	58	50
Withholding and other taxes payable	1,068	733
Gratuity obligation - unamortized amount relating to plan amendment, current (refer note 2.29)	4	4
Other payables(2)	370	79
Advances received from clients	16	20
Mark-to-market forward and options contracts	2	–
Payable for acquisition of business (refer note 2.10.1 and 2.10.2)	86	525
	6,105	5,546
(1) Includes dues to subsidiaries (refer note 2.26)	29	36
(2) Includes dues to subsidiaries (refer note 2.26)	38	33

2.7 SHORT-TERM PROVISIONS

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Provision for employee benefits
Compensated absences	1,130	907
Other Provisions
Proposed dividend	3,273	3,388
Tax on dividend	666	690
Income taxes (net of advance tax and Tax Deducted at Source)	3,304	2,678
Post-sales client support and warranties and others	436	382
	8,809	8,045

Provision for post-sales client support and warranties and other provisions

The movement in the provision for post-sales client support and warranties and other provisions is as follows

:in crore

Particulars	Quarter ended		Year ended
	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
Balance at the beginning	411	374	382	325
Provision recognized/(reversed)	25	44	82	134
Provision utilised	(1)	(32)	(49)	(78)
Exchange difference during the period	1	(4)	21	1
Balance at the end	436	382	436	382

Provision for post-sales client support and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.8 FIXED ASSETS

Following are the changes in the carrying value of fixed assets for the year ended March 31, 2016:

in crore, except as otherwise stated

	Tangible assets									Intangible assets		Total
Particulars	Land-Freehold	Land- Leasehold	Buildings (1)(2)	Plant and Machinery (2)	Office equipment (2)	Computer equipment (2)(3)	Furniture and fixtures (2)	Vehicles	Total	Intellectual property rights	Total
Original cost
As at April 1, 2015	929	621	5,733	1,361	525	2,812	832	14	12,827	42	42	12,869
Additions/Adjustments during the period	41	17	440	319	155	945	241	5	2,163	–	–	2,163
Deductions/ Retirement during the period	–	–	–	(1)	(1)	(276)	(3)	–	(281)	(12)	(12)	(293)
As at March 31, 2016	970	638	6,173	1,679	679	3,481	1,070	19	14,709	30	30	14,739
Depreciation and amortization
As at April 1, 2015	–	16	1,937	838	280	1,852	549	8	5,480	42	42	5,522
For the period	–	5	213	207	90	472	125	3	1,115	–	–	1,115
Deductions/Adjustments during the period	–	–	–	(1)	(1)	(129)	(3)	–	(134)	(12)	(12)	(146)
As at March 31, 2016	–	21	2,150	1,044	369	2,195	671	11	6,461	30	30	6,491
Net book value
As at March 31, 2016	970	617	4,023	635	310	1,286	399	8	8,248	–	–	8,248

Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on cancellable operating lease to subsidiaries
	(3)	During the year ended March 31, 2016, computer equipment having net book value of 20 crore was transferred to EdgeVerve (Refer note 2.10.5)

Following are the changes in the carrying value of fixed assets for the year ended March 31, 2015:

in crore, except as otherwise stated

	Tangible assets									Intangible assets		Total
Particulars	Land-Freehold	Land- Leasehold	Buildings (1)(2)	Plant and Machinery (2)	Office equipment (2)	Computer equipment (2) (3)	Furniture and fixtures (2)	Vehicles	Total	Intellectual property rights	Total
Original cost
As at April 1, 2014	781	349	4,878	1,090	393	2,178	679	13	10,361	59	59	10,420
Additions/Adjustments during the year	148	272	855	274	134	694	160	3	2,540	–	–	2,540
Deductions/ Retirement during the year	–	–	–	(3)	(2)	(60)	(7)	(2)	(74)	(17)	(17)	(91)
As at March 31, 2015	929	621	5,733	1,361	525	2,812	832	14	12,827	42	42	12,869
Depreciation and amortization
As at April 1, 2014	–	–	1,754	671	215	1,554	441	7	4,642	46	46	4,688
For the period	–	16	183	169	67	350	113	2	900	13	13	913
Deductions/ Adjustments during the year	–	–	–	(2)	(2)	(52)	(5)	(1)	(62)	(17)	(17)	(79)
As at March 31, 2015	–	16	1,937	838	280	1,852	549	8	5,480	42	42	5,522
Net book value
As at March 31, 2015	929	605	3,796	523	245	960	283	6	7,347	–	–	7,347

Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on cancellable operating lease to subsidiaries
	(3)	During the year ended March 31, 2015, computer equipment having net book value of 8 crore was transferred to EdgeVerve (Refer note 2.10.5)

During the quarter ended June 30, 2014, the management based on internal and external technical evaluation had changed the useful life of certain assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly, the useful lives of certain assets required a change from previous estimate.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of some of these agreements, the Company has the option to purchase or renew the properties on expiry of the lease period.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2016 and March 31, 2015 are as follows:

in crore

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	197	75	122
	98	35	63
Plant and machinery	33	14	19
	12	3	9
Furniture and fixtures	25	12	13
	11	2	9
Computer equipment	3	2	1
	–	–	–
Office equipment	18	7	11
	6	1	5

The aggregate depreciation charged on the above assets during the quarter and year ended March 31, 2016 amounted to 6 crore and 19 crore respectively(5 crore and 9 crore for the quarter and year ended March 31, 2015 respectively).

The rental income from subsidiaries for the quarter and year ended March 31, 2016 amounted to 16 crore and 51 crore respectively (11 crore and 40 crore for the quarter and year ended March 31, 2015 respectively).

2.9 LEASES

Obligations on long-term, non-cancellable operating leases

The lease rentals charged during the period and the obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Lease rentals recognized during the period	48	35	175	158

in crore

Lease obligations payable	As at
	March 31, 2016	March 31, 2015
Within one year of the balance sheet date	170	101
Due in a period between one year and five years	417	284
Due after five years	315	158

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.10 INVESTMENTS

in crore, except as otherwise stated

Particulars	As at
	March 31, 2016	March 31, 2015
Non-current investments
Long term investments - at cost
Trade (unquoted)
Investments in equity instruments of subsidiaries
Infosys BPO Limited
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid	659	659
Infosys Technologies (China) Co. Limited	169	169
Infosys Technologies (Australia) Pty Limited
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
Infosys Technologies, S. de R.L. de C.V., Mexico
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up	65	65
Infosys Technologies (Sweden) AB
1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
Infosys Technologia do Brasil Ltda
5,91,24,348 (5,91,24,348) shares of BRL 1.00 par value, fully paid	149	149
Infosys Technologies (Shanghai) Company Limited	646	388
Infosys Public Services, Inc.
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid	99	99
Infosys Consulting Holding AG (formerly Lodestone Holding AG) (refer note 2.10.6)
23,350 (23,350) - Class A shares of CHF 1,000 each and 29,400	1,323	1,323
(29,400) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.
10,000 (10,000) shares of USD 10 per share, fully paid up	1	1
EdgeVerve Systems Limited (refer note 2.10.5)
131,18,40,000 (46,18,39,994) equity shares of 10/- each, fully paid	1,312	462
Panaya Inc. (refer note 2.10.4)
2 (2) shares of USD 0.01 per share, fully paid up	1,398	1,398
Infosys Nova Holdings LLC (refer note 2.10.3)	94	94
Kallidus Inc. (refer note 2.10.2)
10,21,35,416 (Nil) shares	647	–
Skava Systems Private Limited (refer note 2.10.2)
25,000 (Nil) shares of 10 per share, fully paid up	59	–
Noah Consulting LLC ( refer note 2.10.1)	249	–
	6,936	4,873
Investment in debentures
EdgeVerve Systems Limited (refer note 2.10.5)
25,49,00,000 (Nil) Unsecured redeemable, non-convertible debentures of 100 each fully paid up	2,549	–
	9,485	4,873
Others (unquoted) (refer note 2.10.7)
Investments in preferred stock	92	–
Investments in equity instruments	7	7
Less: Provision for investments	6	6
	93	1
Others (quoted)
Investments in tax free bonds (refer note 2.10.8)	1,533	1,234
	1,533	1,234
Total non-current investments	11,111	6,108
Current investments – at the lower of cost and fair value
Other current investments
Unquoted
Liquid mutual fund units (refer note 2.10.9)	–	749
	–	749
Quoted
Investments in government bonds (refer note 2.10.8)	2	–
	2	–
Total current investments	2	749
Total investments	11,113	6,857
Aggregate amount of quoted investments excluding interest accrued but not due of 55 crore as at March 31, 2016 (46 crore as at March 31, 2015) included under Note 2.15 Short term Loans and advances.	1,535	1,234
Market value of quoted investments	1,627	1,269
Aggregate amount of unquoted investments	9,584	5,629
Aggregate amount of provision made for non-current unquoted investments	6	6

2.10.1 Investment in Noah Consulting LLC

On November 16, 2015, Infosys acquired 100% membership interest in Noah Consulting , LLC , a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million ( approximately 216 crore), contingent consideration up to $5 million (approximately 33 crore on acquisition date) and retention bonus up to $32 million (approximately 212 crore on acquisition date). The payment of contingent consideration to the sellers of Noah was dependent upon certain financial targets by Noah for the year ended December 31, 2015 and December 31, 2016. During the quarter ended March 31, 2016 based on the assessment of Noah achieving the targets for the respective periods, the entire contingent consideration was reversed.

2.10.2 Investment in Kallidus Inc. & Skava Systems Pvt. Ltd.

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., (d.b.a Skava) (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million (approximately 578 crore) and a contingent consideration of upto $20 million (approximately 128 crore on acquisition date), the payment of which is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017.

2.10.3 Investment in DWA Nova LLC

During the year ended March 31, 2015, Infosys Nova Holdings LLC acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of 94 crore. The Company has made this investment to form a new company along with Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products.

As of March 31, 2016, Infosys Nova Holdings holds 16% of the equity interest in DWA Nova LLC.

2.10.4 Investment in Panaya Inc.

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 1,398 crore.

2.10.5 Investment in EdgeVerve Systems Limited

On February 14, 2014, a wholly owned subsidiary EdgeVerve Systems Limited (EdgeVerve) was incorporated. EdgeVerve was created to focus on developing and selling products and platforms. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of 421 crore with effect from July 1, 2014. Net assets amounting to 9 crore have also been transferred and accordingly a gain of 412 crore has been recorded as an exceptional item. The consideration has been settled through the issue of fully paid up equity shares in EdgeVerve.

On April 24, 2015, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of 3,222 crore and 177 crore for Finacle and Edge Services, respectively. Net assets amounting to 363 crore, (including working capital amounting to 337 crore) have been transferred and accordingly a gain of 3,036 crore has been recorded as an exceptional item. The consideration was settled through issue of 85,00,00,000 equity shares amounting to 850 crore and 25,49,00,000 non-convertible redeemable debentures amounting to 2,549 crore in EdgeVerve, post the requisite approval from shareholders on December 11, 2015.

2.10.6 Investment in Infosys Consulting Holding AG (Formerly Lodestone Holding AG)

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Infosys Consulting Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of 1,187 crore and a deferred consideration of upto 608 crore.

The deferred consideration was payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration was recognised on a proportionate basis over a period of three years from the date of acquisition. During the quarter ended December 31, 2015, the liability towards deferred consideration was settled.

An amount of 110 crore and 219 crore, representing the proportionate charge of the deferred consideration has been recognised as an expense during the year ended March 31, 2016 and March 31, 2015 respectively.

2.10.7 Details of Investments

The details of non-current other investments in preferred stock and equity instruments as at March 31, 2016 and March 31, 2015 are as follows:

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Preferred Stock
Airviz Inc.
2,82,279 (Nil) Series A Preferred Stock, fully paid up, par value USD 0.001 each	13	–
ANSR Consulting
52,631 (Nil) Series A Preferred Stock, fully paid up, par value USD 0.001 each	9	–
Whoop Inc
16,48,352 (Nil) Series B Preferred Stock, fully paid up, par value USD 0.0001 each	20	–
CloudEndure Ltd.
12,79,645 (Nil) Preferred Series B Shares, fully paid up, par value ILS 0.01 each	13	–
Nivetti Systems Private Limited
2,28,501 (Nil) Preferred Stock, fully paid up, par value 1 each	10	–
Waterline Data Science, Inc
39,33,910 (Nil) Preferred Series B Shares, fully paid up, par value USD 0.00001 each	27	–
Equity Instrument
OnMobile Systems Inc., USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid up, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052/- each, fully paid up, par value 10/- each	2	2
Global Innovation and Technology Alliance
15,000 (10,000) equity shares at 1,000/- each, fully paid up, par value 1,000/- each	1	1
	99	7
Less: Provision for investment	6	6
	93	1

2.10.8 Details of Investments in tax free bonds

The balances held in tax free bonds as at March 31, 2016 and March 31, 2015 is as follows:

in crore

Particulars	Face Value	As at March 31, 2016		As at March 31, 2015
		Units	Amount	Units	Amount
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	20,00,000	201
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	21,00,000	211
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	2,00,000	21
8.26% India Infrastructure Finance Company Limited Bonds 23AUG28	10,00,000/-	1,000	100	1,000	100
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	53	5,00,000	53
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	5,00,000	50
7.28% National Highways Authority of India Bonds 18SEP30	10,00,000/-	2,000	200	–	–
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	53	5,00,000	53
7.28% Indian Railway Finance Corporation Limited 21DEC30	1,000/-	4,22,800	42	–	–
7.35% National Highways Authority of India Bonds 11JAN31	1,000/-	5,71,396	57	–	–
		68,02,646	1,533	58,06,450	1,234

The balances held in government bonds as at March 31, 2016 and March 31, 2015 is as follows:

in crore

Particulars	Face Value PHP	As at March 31, 2016		As at March 31, 2015
		Units	Amount	Units	Amount
Fixed Rate Treasury Notes 7.00 PCT PIBD0716A488 MAT Date 27 Jan 2016	100	–	–	10,000	–
Fixed Rate Treasury Notes 1.70 PCT PHY6972FW G18 MAT Date 22 Feb 2017	100	150,000	2	–	–
		150,000	2	10,000	–

2.10.9 Details of Investments in liquid mutual fund units

The balances held in liquid mutual fund units as at March 31, 2015 is as follows:

in crore

Particulars	Units	Amount
IDFC Cash Fund - Direct Plan Daily Dividend	29,30,197	293
Reliance Liquid Fund - Treasury Plan - Direct Plan Daily Dividend Option	9,81,551	150
SBI Premier Liquid Fund - Direct Plan Daily Dividend	9,97,094	100
ICICI Liquid Plan - Direct Plan Daily Dividend	2,05,44,807	206
	2,54,53,649	749

2.11 LONG-TERM LOANS AND ADVANCES

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Unsecured, considered good
Capital advances	333	316
Security deposits	73	65
Rental deposits (1)	119	45
Other loans and advances
Advance income taxes (net of provisions)	5,020	3,941
Prepaid expenses	87	7
Deferred Contract Cost	333	–
Loans and advances to employees	5	4
	5,970	4,378
Unsecured, considered doubtful
Loans and advances to employees	13	10
	5,983	4,388
Less: Provision for doubtful loans and advances to employees	13	10
	5,970	4,378
(1) Includes deposits with subsidiaries (refer note 2.26)	21	21

2.12 OTHER NON-CURRENT ASSETS

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Others
Advance to gratuity trust (refer note 2.29)	2	26
	2	26

2.13 TRADE RECEIVABLES (1)

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	176	162
Less: Provision for doubtful debts	176	162
	–	–
Other debts
Unsecured
Considered good(2)	9,798	8,627
Considered doubtful	73	160
	9,871	8,787
Less: Provision for doubtful debts	73	160
	9,798	8,627
	9,798	8,627
(1) Includes dues from companies where directors are interested	1	6
(2) Includes dues from subsidiaries (refer note 2.26)	244	309

2.14 CASH AND CASH EQUIVALENTS

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Cash on hand	–	–
Balances with banks
In current and deposit accounts	24,276	23,722
Others
Deposits with financial institution	4,900	4,000
	29,176	27,722
Balances with banks in unpaid dividend accounts	5	3
Deposit accounts with more than 12 months maturity	237	182
Balances with banks held as margin money deposits against guarantees	336	185

Cash and cash equivalents as of March 31, 2016 and March 31, 2015 include restricted cash and bank balances of 341 crore and 188 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees and unpaid dividends.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
In current accounts
ANZ Bank, Taiwan	13	4
Bank of America, USA	563	498
Citibank N.A., Australia	24	10
Citibank N.A., India	1	6
Citibank N.A., Dubai	1	1
Citibank N.A., EEFC (U.S. Dollar account)	–	2
Citibank N.A., Japan	15	20
Citibank N.A., New Zealand	2	3
Citibank N.A., South Africa	4	2
Deutsche Bank, Philippines	11	2
Deutsche Bank, India	4	4
Deutsche Bank, EEFC (Euro account)	17	2
Deutsche Bank, EEFC (GBP account)	8	5
Deutsche Bank, EEFC (AUD account)	2	–
Deutsche Bank, EEFC (U.S. Dollar account)	95	7
Deutsche Bank, EEFC (CHF account)	2	4
Deutsche Bank, Belgium	59	13
Deutsche Bank, France	10	2
Deutsche Bank, Germany	17	8
Deutsche Bank, Netherlands	4	1
Deutsche Bank, Russia (U.S. Dollar account)	1	–
Deutsche Bank, Russia (Russian Ruble account)	2	–
Deutsche Bank, Singapore	4	5
Deutsche Bank, Spain	–	1
Deutsche Bank, Switzerland	1	–
Deutsche Bank, UK	170	24
Deutsche Bank, Malaysia	9	–
HSBC, Hong Kong	1	44
ICICI Bank, India	57	18
ICICI Bank, EEFC (U.S. Dollar account)	10	9
Nordbanken, Sweden	5	1
Punjab National Bank, India	4	7
Royal Bank of Canada, Canada	24	11
State Bank of India	7	1
	1,147	715
In deposit accounts
Allahabad Bank	–	200
Andhra Bank	848	97
Axis Bank	1,170	1,415
Bank of Baroda	–	2,314
Bank of India	–	2,691
Canara Bank	1,861	2,841
Central Bank of India	1,518	1,303
Corporation Bank	1,185	1,197
Development Bank of Singapore	–	35
HDFC Bank	2,500	2,017
ICICI Bank	3,755	3,059
IDBI Bank	1,750	706
Indusind Bank	250	75
ING Vysya Bank	–	100
Indian Overseas Bank	1,000	573
Jammu & Kashmir Bank	25	–
Kotak Mahindra Bank Limited	492	–
Oriental Bank of Commerce	1,967	1,500
Punjab National Bank	–	512
State Bank of India	2,310	–
Syndicate Bank	1,250	327
Union Bank of India	7	971
Vijaya Bank	200	386
Yes Bank	700	500
	22,788	22,819
In unpaid dividend accounts
Axis Bank -Unpaid dividend account	2	–
HDFC Bank - Unpaid dividend account	1	1
ICICI bank - Unpaid dividend account	2	2
	5	3
In margin money deposits against guarantees
Canara Bank	132	128
ICICI Bank	147	–
State Bank of India	57	57
	336	185
Deposits with financial institution
HDFC Limited	4,900	4,000
	4,900	4,000
Total cash and cash equivalents as per Balance Sheet	29,176	27,722

2.15 SHORT-TERM LOANS AND ADVANCES

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Unsecured, considered good
Loans to subsidiaries (refer note 2.26)	91	24
Others
Advances
Prepaid expenses(3)	209	71
Deferred Contract Cost	48	–
For supply of goods and rendering of services	58	60
Withholding and other taxes receivable	1,650	1,253
Others(1)	166	49
	2,222	1,457
Restricted deposits (refer note 2.33)	1,154	1,039
Unbilled revenues(2)	2,673	2,423
Interest accrued but not due	696	433
Loans and advances to employees
Housing and other loans	54	53
Salary advances	210	148
Security deposits	1	1
Mark-to-market forward and options contracts	109	94
Rental deposits	2	6
	7,121	5,654
(1) Includes dues from subsidiaries (refer note 2.26)	24	43
(2) Includes dues from subsidiaries (refer note 2.26)	20	6
(3) Includes dues from subsidiaries (refer note 2.26)	43	–

2.16 INCOME FROM SOFTWARE SERVICES AND PRODUCTS

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Income from software services	14,152	11,472	53,334	45,658
Income from software products	6	454	649	1,642
	14,158	11,926	53,983	47,300

2.17 OTHER INCOME

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Interest received on deposits with banks and others	644	680	2,506	2,592
Dividend received on investment in mutual fund units	8	25	57	146
Gain on sale of investments	–	10	–	10
Miscellaneous income, net	65	15	276	64
Gains / (losses) on foreign currency, net	61	161	170	525
	778	891	3,009	3,337

2.18 EXPENSES

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Employee benefit expenses
Salaries and bonus including overseas staff expenses	7,127	6,020	27,551	24,509
Contribution to provident and other funds	140	140	547	519
Employee stock compensation expense (Refer note 2.1)	2	1	7	2
Staff welfare	31	22	101	85
	7,300	6,183	28,206	25,115
Cost of technical sub-contractors
Technical sub-contractors - subsidiaries	508	383	1,801	1,385
Technical sub-contractors - others	683	453	2,616	1,524
	1,191	836	4,417	2,909
Travel expenses
Overseas travel expenses	400	290	1,510	1,235
Travelling and conveyance	38	35	145	125
	438	325	1,655	1,360
Cost of software packages and others
For own use	171	165	663	797
Third party items bought for service delivery to clients	52	58	386	182
	223	223	1,049	979
Communication expenses
Telephone charges	54	56	214	247
Communication expenses	25	34	97	137
	79	90	311	384

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Other expenses
Office maintenance	122	98	480	361
Power and fuel	42	40	179	185
Brand building	42	24	178	94
Rent	48	35	175	158
Rates and taxes, excluding taxes on income	24	22	99	108
Repairs to building	71	40	188	99
Repairs to plant and machinery	29	23	85	70
Computer maintenance	41	35	120	104
Consumables	6	17	28	39
Insurance charges	15	10	48	42
Provision for post-sales client support and warranties	18	(11)	18	17
Commission to non-whole time directors	2	2	8	8
Provision for bad and doubtful debts and advances	(23)	29	(45)	145
Auditor's remuneration
Statutory audit fees	–	1	2	2
Other services	–	–	–	–
Reimbursement of expenses	–	–	–	–
Bank charges and commission	1	4	4	8
Contributions towards Corporate Social Responsibility	40	64	202	243
Others	45	117	140	293
	523	550	1,909	1,976

2.19 TAX EXPENSE

in crore

	Quarter ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Current tax
Income tax	1,308	1,046	4,898	4,537
Deferred tax	5	100	9	97
	1,313	1,146	4,907	4,634

During the quarter ended March 31, 2016 and March 31, 2015, the Company had reversal (net of provisions) of 67 crore and 48 crore, respectively, pertaining to tax relating to prior years.

During the year ended March 31, 2016 and March 31, 2015, the Company had reversal (net of provisions) of 331 crore and 161 crore, respectively, pertaining to tax relating to prior years.

Income taxes

The provision for taxation includes tax liabilities in India on the Company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries as per Indian Income Tax Act, 1961. Infosys' operations are conducted through Software Technology Parks('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the first 10 years from the fiscal year in which the unit commences software development, or March 31, 2011 which ever is earlier. Income from SEZs Unit is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

2.20 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

   in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	29	22
Claims against the Company, not acknowledged as debts(1)	188	167
[Net of amount paid to statutory authorities 4,386 crore (3,572 crore)]
Commitments :
Estimated amount of unexecuted capital contracts	1,295	1,272
(net of advances and deposits)

(1)	Claims against the company not acknowledged as debts for the year ended March 31, 2016 include demand from the Indian Income tax authorities for payment of tax of 4,135 crore (3,337 crore), including interest of 1,224 crore (964 crore) upon completion of their tax assessment for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010 and fiscal 2011 (For the year ended March 31, 2015 - upon completion of their tax assessment for fiscal 2006, fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010). These demands were paid to statutory tax authorities which includes 913 crore paid during the year ended March 31, 2016 consequent to demand from tax authorities in India for fiscal 2011 towards denial of certain tax benefits. The company has filed an appeal with the income tax appellate authorities.

Demand for fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the income Tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010 and fiscal 2011 also includes disallowance of portion of profit earned outside India from the STP units under section 10A of the Income Tax Act and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. The matters for fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The matter for fiscal 2010 and fiscal 2011 is pending before Hon’ble Income Tax Appellate Tribunal (ITAT) Bangalore.

The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.21 DERIVATIVE INSTRUMENTS

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

	As at
	March 31, 2016		March 31, 2015
	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	467	3,094	664	4,150
In Euro	84	633	59	396
In GBP	60	573	68	632
In AUD	50	255	95	452
In CAD	–	–	12	59
In SGD	–	–	25	114
In CHF	25	173	–	–
Options Outstanding
In USD	125	828	–	–
		5,556		5,803

As of March 31, 2016 and March 31, 2015, there were no net foreign currency exposures that are not hedged by a derivative instrument or otherwise.

The foreign exchange forward & option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

    in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Not later than one month	1,468	1,382
Later than one month and not later than three months	3,260	3,608
Later than three months and not later than one year	828	813
	5,556	5,803

The Company recognized a gain of 57 crore and 289 crore on derivative instruments during the quarter ended March 31, 2016 and March 31, 2015, respectively, which is included in other income.

The Company recognized a gain of 29 crore and gain of 499 crore on derivative instruments during the year ended March 31, 2016 and March 31, 2015, respectively, which is included in other income.

2.22 QUANTITATIVE DETAILS

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5 (viii)(c) of general instructions for preparation of the statement of profit and loss as per Schedule III to the Companies Act, 2013.

2.23 IMPORTS (VALUED ON THE COST, INSURANCE AND FREIGHT BASIS)

 in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Capital goods	137	113	391	415
Software packages	3	3	3	3
	140	116	394	418

2.24 ACTIVITY IN FOREIGN CURRENCY

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Earnings in foreign currency
Income from software services and products	13,836	11,624	52,860	46,153
Interest received from banks and others	2	1	6	5
	13,838	11,625	52,866	46,158
Expenditure in foreign currency
Overseas travel expenses (including visa charges)	343	227	1,305	992
Professional charges	87	90	405	222
Technical sub-contractors - subsidiaries	425	319	1,477	1,168
Overseas salaries and incentives	5,109	4,090	19,041	15,967
Other expenditure incurred overseas for software development	490	974	3,910	3,278
	6,454	5,700	26,138	21,627
Net earnings in foreign currency	7,384	5,925	26,728	24,531

2.25 DIVIDENDS REMITTED IN FOREIGN CURRENCIES

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows:

in crore

Particulars	Number of Non–resident share holders	Number of shares to which the dividends relate	Year ended March 31,
			2016	2015
Interim dividend for fiscal 2016	2	38,53,33,537	385	–
Final dividend for fiscal 2015	2	19,22,58,436	567	–
Interim dividend for fiscal 2015	2	8,23,17,281	–	247
Final dividend for fiscal 2014	2	9,30,32,691	–	400

2.26 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at
		March 31, 2016	March 31, 2015
Infosys BPO Limited (Infosys BPO)	India	99.98%	99.98%
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys (Czech Republic) Limited s.r.o. (formerly Infosys BPO s. r. o) (1)	Czech Republic	99.98%	99.98%
Infosys Poland, Sp z.o.o (formerly Infosys BPO Poland, Sp z.o.o)(1)	Poland	99.98%	99.98%
Infosys BPO S.de.r.l.De.C.V(1)(17)	Mexico	–	–
Infosys McCamish Systems LLC (1)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(1)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd(5)	Australia	–	–
Infosys BPO Americas LLC.(1)(16)	U.S.	–	–
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (2)	Australia	100%	100%
EdgeVerve Systems Limited (EdgeVerve) (7)	India	100%	100%
Infosys Consulting Holding AG (Infosys Lodestone) (formerly Lodestone Holding AG)	Switzerland	100%	100%
Lodestone Management Consultants Inc. (3)	U.S.	100%	100%
Infosys Management Consulting Pty Limited ( formerly Lodestone Management Consultants Pty Limited)(3)	Australia	100%	100%
Infosys Consulting AG (formerly Lodestone Management Consultants AG) (3)	Switzerland	100%	100%
Lodestone Augmentis AG (2)(6)	Switzerland	100%	100%
Lodestone GmbH (formerly Hafner Bauer & Ödman GmbH) (2)(3)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (4)	Belgium	99.90%	99.90%
Infosys Consulting GmbH (formerly Lodestone Management Consultants GmbH) (3)	Germany	100%	100%
Infosys Consulting Pte Ltd. (formerly Lodestone Management Consultants Pte Ltd) (3)	Singapore	100%	100%
Infosys Consulting SAS (formerly Lodestone Management Consultants SAS) (3)	France	100%	100%
Infosys Consulting s.r.o.(formerly Lodestone Management Consultants s.r.o.) (3)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (3)	Austria	100%	100%
Lodestone Management Consultants Co., Ltd. (3)	China	100%	100%
Infy Consulting Company Limited (formerly Lodestone Management Consultants Ltd.) (3)	UK	100%	100%
Infosys Consulting B.V.(formerly Lodestone Management Consultants B.V) (3)	Netherlands	100%	100%
Infosys Consulting Ltda. (formerly Lodestone Management Consultants Ltda.) (4)	Brazil	99.99%	99.99%
Infosys Consulting Sp. Z.o.o. (formerly Lodestone Management Consultants Sp. z o.o.) (3)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (3)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(formerly S.C. Lodestone Management Consultants S.R.L.) (3)	Romania	100%	100%
Infosys Consulting S.R.L. (formerly Lodestone Management Consultants S.R.L.) (3)	Argentina	100%	100%
Infosys Canada Public Services Ltd.(8)	Canada	–	–
Infosys Nova Holdings LLC. (Infosys Nova)(9)	U.S.	100%	100%
Panaya Inc. (Panaya) (10)	U.S.	100%	100%
Panaya Ltd.(11)	Israel	100%	100%
Panaya GmbH(11)	Germany	100%	100%
Panaya Pty Ltd.(11)	Australia	–	–
Panaya Japan Co. Ltd.(11)	Japan	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)(12)	India	100%	–
Kallidus Inc. (Kallidus)(13)	U.S.	100%	–
Noah Consulting LLC (Noah) (14)	U.S.	100%	–
Noah Information Management Consulting Inc (Noah Canada) (15)	Canada	100%	–

(1)	Wholly owned subsidiary of Infosys BPO.
(2)	Under liquidation
(3)	Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(4)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(5)	Wholly owned subsidiary of Portland Group Pty Ltd. Liquidated effective May 14, 2014.
(6)	Wholly owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)
(7)	Incorporated effective February 14, 2014 (Refer note 2.10.5)
(8)	Wholly owned subsidiary of Infosys Public Services, Inc. Incorporated effective December 19, 2014
(9)	Incorporated effective January 23, 2015
(10)	On March 5, 2015, Infosys acquired 100% of the voting interest in Panaya Inc. (Refer note 2.10.4)
(11)	Wholly owned subsidiary of Panaya Inc.
(12)	On June 2, 2015, Infosys acquired 100% of the voting interest in Skava Systems (Refer note 2.10.2)
(13)	On June 2, 2015, Infosys acquired 100% of the voting interest in Kallidus Inc. (Refer note 2.10.2)
(14)	On November 16, 2015, Infosys acquired 100% of the membership interests in Noah (Refer Note 2.10.1)
(15)	Wholly owned subsidiary of Noah
(16)	Incorporated effective November 20, 2015
(17)	Liquidated effective March 15, 2016

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Name of Associates	Country	Holding as at
		March 31, 2016	March 31, 2015
DWA Nova LLC(1)	U.S.	16%	20%

(1)	Associate of Infosys Nova Holdings LLC.

List of other related parties

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Science Foundation	India	Controlled trust
Infosys Limited Employees' Welfare Trust	India	Controlled trust
Infosys Employee Welfare Trust	India	Controlled trust

Refer Notes 2.29 and 2.30 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole time directors

S. D. Shibulal (resigned effective July 31, 2014)

Srinath Batni (resigned effective July 31, 2014)

B. G. Srinivas (resigned effective June 10, 2014)

U. B. Pravin Rao

Dr. Vishal Sikka (appointed effective June 14, 2014)

Non-whole-time directors

N. R. Narayana Murthy (resigned effective October 10, 2014)

S. Gopalakrishnan (resigned effective October 10, 2014)

K. V. Kamath ( resigned effective June 5, 2015)

Dr. Omkar Goswami (retired effective December 31, 2014)

Prof. Jeffrey S. Lehman

R. Seshasayee

Ann M. Fudge (retired effective June 14, 2014)

Ravi Venkatesan

Kiran Mazumdar Shaw

Carol M. Browner (resigned effective November 23, 2015)

Prof. John W. Etchemendy (appointed effective December 4, 2014)

Roopa Kudva (appointed effective February 4, 2015)

Dr. Punita Kumar-Sinha (appointed effective January 14, 2016)

Executive Officers

M. D. Ranganath, Chief Financial Officer and Executive Vice President (effective October 12, 2015)

David D. Kennedy, Executive Vice President, General Counsel and Chief Compliance Officer (effective November 1, 2014)

Rajiv Bansal, Chief Financial Officer (till October 12, 2015)

Srikantan Moorthy, Group Head of Human Resource Development (till March 31, 2015)

Parvatheesam K, Company Secretary (resigned effective January 10, 2015)

Company Secretary

A. G. S. Manikantha (appointed effective June 22, 2015)

The details of amounts due to or due from related parties as at March 31, 2016 and March 31, 2015 are as follows:

 in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Investment in Debentures
EdgeVerve	2,549	–
Trade Receivables
Infosys China	29	16
Infosys Mexico	6	1
Infosys Brasil	1	5
Infosys BPO	5	1
Infosys Consulting Ltd.	8	26
EdgeVerve	–	14
Infosys Public Services	153	246
Infosys Sweden	28	–
Panaya Ltd	14	–
	244	309
Loans(1)
Infosys Consulting Ltd.	–	6
Infosys Sweden	24	–
Infosys Technologies China	67	–
EdgeVerve	–	18
	91	24
Other receivables
Infosys BPO	5	1
Infosys Public Services	8	4
EdgeVerve	3	14
Panaya	43	–
Infosys Consulting SAS	6	3
Infosys Consulting GmbH	1	1
Infosys Consulting Ltd.	1	20
	67	43
Unbilled revenues
Infosys Consulting SAS	–	1
EdgeVerve	20	–
Infosys McCamish Systems LLC	–	5
Trade payables	20	6
Infosys China	10	10
Infosys BPO	6	–
Infosys BPO s.r.o	2	–
Portland Group Pty Ltd	–	1
Infosys Mexico	2	1
Infosys Sweden	8	5
Lodestone Management Consultants Pty Limited	16	10
Infosys Consulting Pte Ltd.	7	8
Infosys Consulting Ltd.	83	65
Infosys Brasil	–	2
EdgeVerve	–	–
Panaya Ltd	9	–
Infosys Public Services	2	–
	145	102
Other payables
Infosys BPO	27	16
Infosys McCamish Systems LLC	–	2
Infosys Consulting AG	1	1
Infosys Consulting Ltd.	1	1
EdgeVerve	–	9
Panaya Ltd.	–	–
Panaya Inc.	1	–
Infosys Public Services	7	4
Infosys Mexico	1	–
	38	33
Provision for expenses
Infosys BPO	1	(1)
Kallidus Inc	18	–
Noah Consulting, LLC	10	–
EdgeVerve	–	37
	29	36
Rental Deposit given for shared services
Infosys BPO	21	21
Rental Deposit taken for shared services
Infosys BPO	27	27

(1)	The above loans were given in accordance with the terms and conditions of the loan agreement and carries an interest rate of 6% each and is repayable within a period of one year and at anytime within four years from the date of grant for Infosys China and Infosys Sweden respectively.

in crore

Particulars	Maximum amount outstanding during
	2016	2015
Loans and advances in the nature of loans given to subsidiaries :
Infosys China	68	–
EdgeVerve(2)	110	18
Infosys Brasil	–	40
Kallidus Inc	10	–
Infosys Sweden	24	–
Infosys Consulting Ltd.	6	66

The details of the related parties transactions entered into by the Company, in addition to the lease commitments described in note 2.9, for the quarter and year ended March 31, 2016 and March 31, 2015 are as follows:

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Capital transactions:
Financing transactions
Debetures
EdgeVerve	–	–	2,549	–
Equity
Infosys China	–	62	–	62
Infosys Nova	–	94	–	94
Infosys Brasil(3)	–	40	–	40
EdgeVerve	–	–	850	461
Infosys Shanghai	–	62	258	154
	–	258	3,657	811
Loans (net of repayment)
Infosys Consulting Holding AG	–	(49)	–	6
Infosys Consulting Ltd.	–	–	(6)	–
Kallidus (1)	–	–	–	–
Infosys Sweden	–	–	23	–
Infosys Brasil	–	(40)	–	(40)
Infosys Technologies China	68	–	68	–
EdgeVerve (2)	–	18	(18)	18
	68	(71)	67	(16)
Revenue transactions:
Purchase of services
Infosys China	31	31	126	139
Lodestone Management Consultants Pty Limited	37	27	130	121
Infosys Consulting Ltd.	254	168	882	653
Infosys Consulting Pte Ltd.	19	17	104	45
Portland Group Pty Ltd	–	1	2	3
Infosys (Czech Republic) Limited s.r.o.	6	3	17	10
Infosys BPO Ltd.	93	64	341	217
Infosys Sweden	22	12	79	44
Infosys Mexico	3	2	11	10
EdgeVerve	–	56	–	136
Infosys Public Services	4	–	11	–
Panaya Ltd.	9	–	20	–
Kallidus Inc	18	–	18	–
Noah Consulting, LLC	10	–	10	–
Infosys Brasil	2	2	10	7
	508	383	1,761	1,385
Purchase of shared services including facilities and personnel
Infosys BPO	6	9	18	68
	6	9	18	68
Interest income
Infosys Consulting Ltd.	–	–	–	1
EdgeVerve	56	–	62	–
Infosys Sweden	–	–	1	–
Infosys Brasil	–	1	–	3
	56	1	63	4
Sale of services
Infosys China	3	1	11	8
Infosys Mexico	10	3	37	11
Infosys Consulting Ltd.	11	5	30	23
Infosys Brasil	3	2	7	8
Infosys BPO	16	17	69	80
Infosys McCamish Systems LLC	1	2	3	6
Infosys Sweden	6	–	27	–
EdgeVerve	–	19	–	50
Infosys Public Services	234	181	900	735
	284	230	1,084	921
Sale of shared services including facilities and personnel
EdgeVerve	58	6	143	22
Panaya Ltd.	10	–	15	–
Infosys BPO	11	9	42	38
Infosys Consulting SAS	–	–	1	3
Infosys Consulting Ltd.	1	1	5	3
Infosys Consulting GmbH	–	–	–	1
	80	16	206	67
Profit on transfer of business
EdgeVerve	–	–	3,036	412
	–	–	3,036	412
Cash paid under business transfer
EdgeVerve	49	–	335	–
	49	–	335	–

(1)	During the year, loan of 10 crore was given and repaid.
(2)	During the year, loan of 92 crore was given and the amount including the balance as of March 31, 2015 was repaid.
(3)	Loan outstanding (including accrued interest) given to Infosys Brazil is converted to equity during the quarter ended March 31, 2015.

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)(3)(4)	40	9	101	30
Commission and other benefits to non-executive/independent directors	2	1	9	8
Total	42	10	110	38

(1)	Includes stock compensation expense of 2 crore and 7 crore for the three months and year ended March 31, 2016 respectively (1 crore and 2 crore for the three months and year ended March 31, 2015 respectively) to CEO in line with the compensation plan approved by the shareholders.
(2)	Includes payables to CFO who stepped down w.e.f October 12, 2015.
(3)	Includes payment of variable pay amounting to 14 crore for the year ended March 31, 2015 to CEO as decided by the Nomination and Remuneration committee in line with the compensation plan approved by the shareholders.
(4)	Includes provision for variable pay amounting to $4.33 million (approximately 29 crore) for the year ended March 31, 2016 to CEO. The shareholders in the EGM dated July 30, 2014 had approved a variable pay of $4.18 million (approximately28 crore at current exchange rate) at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly , the Board based on the recommendations of the Nominations committee approved on April 15, 2016, $4.33 million (approximately 29 crore) as variable pay for the year ended March 31, 2016.

2.27 RESEARCH AND DEVELOPMENT EXPENDITURE

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centers (eligible for weighted deduction) (1)
Capital Expenditure	–	–	–	–
Revenue Expenditure	–	36	54	160
Other R&D Expenditure
Capital Expenditure	15	2	31	15
Revenue Expenditure	92	101	330	430
Total R&D Expenditure
Capital Expenditure	15	2	31	15
Revenue Expenditure	92	137	384	590

(1)	During year ended March 31, 2016 the Company has claimed weighted tax deduction on eligible research and development till 31st July, 2015 based on the approval received from Department of Scientific and Industrial Research (DSIR) with effect from November 23, 2011 which has been renewed effective April 2014. With effect from 1st August 2015 the business of Finacle, including the R&D activities, is transferred to its wholly owned subsidiary Edgeverve Systems Limited, hence from that date, Edgeverve Systems Limited has claimed the weighted tax deduction on eligible research and development expenditures u/s 35(2AB) of the Income Tax Act 1961. The weighted tax deduction is equal to 200% of such expenditure incurred.

The eligible R&D revenue and capital expenditure are Nil for the quarter ended March 31, 2016 and 36 crore and Nil for the quarter ended March 31, 2015. The eligible R&D revenue and capital expenditure are 54 crore and Nil respectively for the year ended March 31, 2016 and 160 crore and Nil towards revenue and capital expenditure respectively for the year ended March 31, 2015

2.28 SEGMENT REPORTING

The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. During the quarter ended March 31, 2016, the Company reorganized its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight. However the reorganizations did not have any impact in the reportable segments as per AS 17 'Segment reporting' apart from Manufacturing being named as Manufacturing and Hi-TECH. Segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily enterprises in Financial Services and Insurance (FSI) , enterprises in Manufacturing and Hi-tech (MFG & Hi-TECH), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Retail, Consumer packaged goods and Logistics (RCL) and enterprises in Life Sciences and Healthcare (LSH). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Quarter ended March 31, 2016 and March 31, 2015:

      in crore

Particulars	FSI	MFG & Hi-TECH	ECS	RCL	LSH	Total
Income from software services and products	4,552	3,127	3,030	2,525	924	14,158
	4,126	2,634	2,377	2,097	692	11,926
Identifiable operating expenses	2,341	1,554	1,389	1,238	443	6,965
	1,969	1,338	1,105	963	362	5,737
Allocated expenses	946	650	631	525	192	2,944
	889	601	539	478	158	2,665
Segmental operating income	1,265	923	1,010	762	289	4,249
	1,268	695	733	656	172	3,524
Unallocable expenses						315
						245
Other income, net						778
						891
Profit before exceptional item and tax						4,712
						4,170
Exceptional item						–
						–
Profit before tax						4,712
						4,170
Tax expense						1,313
						1,146
Profit after taxes and exceptional item						3,399
						3,024

Year ended March 31, 2016 and March 31, 2015:

      in crore

Particulars	FSI	MFG & Hi-TECH	ECS	RCL	LSH	Total
Income from software services and products	17,791	12,087	10,997	9,501	3,607	53,983
	16,175	10,230	9,756	8,369	2,770	47,300
Identifiable operating expenses	9,037	6,130	5,269	4,675	1,840	26,951
	7,874	5,191	4,706	3,917	1,440	23,128
Allocated expenses	3,686	2,533	2,303	1,991	756	11,269
	3,396	2,241	2,130	1,832	607	10,206
Segmental operating income	5,068	3,424	3,425	2,835	1,011	15,763
	4,905	2,798	2,920	2,620	723	13,966
Unallocable expenses						1,115
						917
Other income, net						3,009
						3,337
Profit before exceptional item and tax						17,657
						16,386
Exceptional item						3,036
						412
Profit before tax						20,693
						16,798
Tax expense						4,907
						4,634
Profit after taxes and exceptional item						15,786
						12,164

Geographic Segments

Quarter ended March 31, 2016 and March 31, 2015:

in crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	9,258	3,216	360	1,324	14,158
	7,733	2,526	341	1,326	11,926
Identifiable operating expenses	4,619	1,598	123	625	6,965
	3,749	1,256	140	592	5,737
Allocated expenses	1,925	669	75	275	2,944
	1,762	571	67	265	2,665
Segmental operating income	2,714	949	162	424	4,249
	2,222	699	134	469	3,524
Unallocable expenses					315
					245
Other income, net					778
					891
Profit before exceptional items and tax					4,712
					4,170
Exceptional item					–
					–
Profit before tax					4,712
					4,170
Tax expense					1,313
					1,146
Profit after taxes and exceptional items					3,399
					3,024

Year ended March 31, 2016 and March 31, 2015:

in crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	35,638	11,775	1,274	5,296	53,983
	30,273	10,300	1,307	5,420	47,300
Identifiable operating expenses	18,052	5,868	568	2,463	26,951
	14,806	5,131	678	2,513	23,128
Allocated expenses	7,467	2,462	254	1,086	11,269
	6,625	2,240	251	1,090	10,206
Segmental operating income	10,119	3,445	452	1,747	15,763
	8,842	2,929	378	1,817	13,966
Unallocable expenses					1,115
					917
Other income, net					3,009
					3,337
Profit before exceptional items and tax					17,657
					16,386
Exceptional item					3,036
					412
Profit before tax					20,693
					16,798
Tax expense					4,907
					4,634
Profit after taxes and exceptional items					15,786
					12,164

2.29 GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets:

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Obligations at year/ period beginning	755	668
Service cost	106	89
Interest cost	55	56
Transfer of obligation*	(34)	(5)
Actuarial (gain)/loss	10	58
Benefits paid	(66)	(111)
Obligations at year/ period end	826	755
Defined benefit obligation liability as at the balance sheet date is fully funded by the Company.
Change in plan assets
Plan assets at year/ period beginning, at fair value	781	677
Expected return on plan assets	72	65
Transfer of assets*	(43)	–
Actuarial gain/(loss)	(6)	5
Contributions	90	145
Benefits paid	(66)	(111)
Plan assets at year/ period end, at fair value	828	781
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year/ period	828	781
Present value of the defined benefit obligations at the end of the year/ period	826	755
Re-imbursement (obligation)/asset*	–	(6)
Asset recognized in the balance sheet	2	20
Assumptions
Interest rate	7.80%	7.80%
Estimated rate of return on plan assets	9.50%	9.50%
Weighted expected rate of salary increase	8.00%	8.00%

*	from/to between group companies

 in crore

Particulars	As at
	March 31, 2016	March 31, 2015	March 31, 2014	March 31, 2013	March 31, 2012
Obligations at year/ period end	826	755	668	612	569
Plan assets at year/ period end, at fair value	828	781	677	643	582
Funded Status	2	26	9	31	13
Experience adjustments:
(Gain)/loss:
Experience adjustments on plan liabilities	10	4	14	(49)	13
Experience adjustments on plan assets	6	(5)	3	–	–

Net gratuity cost for the quarter ended and year ended March 31, 2016 and March 31, 2015 comprises of the following components:

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Gratuity cost for the period
Service cost	26	22	106	89
Interest cost	14	13	55	56
Expected return on plan assets	(18)	(17)	(72)	(65)
Actuarial (gain)/loss	7	17	16	53
Plan amendment amortization	(1)	(1)	(4)	(4)
Net gratuity cost	28	34	101	129
Actual return on plan assets	17	21	66	70

As at March 31, 2016 and March 31, 2015, the plan assets have been primarily invested in insurer managed funds. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute 74 crore to the gratuity trust during the fiscal 2017.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortized on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2016 and March 31, 2015 amounts to 4 crore and 7 crore, respectively and disclosed under 'Other long-term liabilities' and 'other current liabilities'.

2.30 PROVIDENT FUND

The Company contributed 88 crore and 345 crore during the quarter and year ended March 31, 2016 respectively (81 crore and 295 crore during the quarter and year ended March 31, 2015 respectively).

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India during the quarter ended December 31, 2011 and based on the below provided assumptions there is no shortfall as at March 31, 2016, 2015, 2014, 2013 and 2012, respectively.

The details of fund and plan asset position are given below:

in crore

Particulars	As at
	March 31, 2016	March 31, 2015	March 31, 2014	March 31, 2013	March 31, 2012
Plan assets at period end, at fair value	3,808	2,912	2,817	2,399	1,816
Present value of benefit obligation at period end	3,808	2,912	2,817	2,399	1,816
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	March 31, 2016	March 31, 2015
Government of India (GOI) bond yield	7.80%	7.80%
Remaining term of maturity of portfolio	7 years	7 years
Expected guaranteed interest rate - First year	8.75%	8.75%
- Thereafter	8.60%	8.60%

2.31 SUPERANNUATION

The Company contributed 58 crore and 227 crore to the Superannuation trust during the quarter and year ended March 31, 2016 respectively (53 crore and 213 crore during the quarter and year ended March 31, 2015 respectively).

2.32 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Quarter ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Number of shares considered as basic weighted average shares outstanding*	229,69,44,664	229,69,44,664	229,69,44,664	229,69,44,664
Effect of dilutive common equivalent shares	–	53,936	–	30,684
Number of shares considered as weighted average shares and potential shares outstanding	229,69,44,664	229,69,98,600	229,69,44,664	229,69,75,348

*	adjusted for bonus issue.(refer Note 2.1)

2.33 RESTRICTED DEPOSITS

Restricted deposits as at March 31, 2016 comprises 1,154 crore (1,039 crore as at March 31, 2015) deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

2.34 DUES TO MICRO SMALL AND MEDIUM ENTERPRISES

As at March 31, 2016, there are no outstanding dues to micro and small enterprises (less than 1 crore as at March 31, 2015). There are no interests due or outstanding on the same.

2.35 INDIAN ACCOUNTING STANDARDS

The Ministry of Corporate Affairs (MCA) vide its notification in the Official Gazette dated February 16, 2015 notified the Indian Accounting Standards (Ind AS) applicable to certain classes of companies. Ind AS would replace the existing Indian GAAP prescribed under Section 133 of the Companies Act, 2013 read with Rule 7 of the Companies (Accounts) Rules, 2014. For Infosys and its subsidiaries, Ind AS would be applicable for the accounting periods beginning April 1, 2016, with a transition date of April 1, 2015.

The company has evaluated the effect of transition from Indian GAAP to Ind AS and the following are the areas which would have an impact on account of the transition on the company:

• Fair valuation of certain financial instruments

• Employee costs pertaining to defined benefit obligations

• Discounting of certain long-term liabilities

• Share based payments

Further , there would be a change in the presentation of financial statements including some additional disclosures.

2.36 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

In crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Income from software services and products	14,158	11,926	53,983	47,300
Software development expenses	8,354	6,933	32,255	27,828
GROSS PROFIT	5,804	4,993	21,728	19,472
Selling and marketing expenses	688	633	2,694	2,549
General and administration expenses	867	840	3,271	2,961
	1,555	1,473	5,965	5,510
OPERATING PROFIT BEFORE DEPRECIATION	4,249	3,520	15,763	13,962
Depreciation and amortization	315	241	1,115	913
OPERATING PROFIT	3,934	3,279	14,648	13,049
Other income	778	891	3,009	3,337
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX	4,712	4,170	17,657	16,386
Profit on transfer on business (refer to note 2.10.5)	–	–	3,036	412
PROFIT BEFORE TAX	4,712	4,170	20,693	16,798
Tax expense:
Current tax	1,308	1,046	4,898	4,537
Deferred tax	5	100	9	97
PROFIT FOR THE PERIOD	3,399	3,024	15,786	12,164

The accompanying notes form an integral part of the standalone interim financial statements
As per our report of even date attached
for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary

Auditor’s Report on Quarterly Financial Results and Year to Date Results of Infosys Limited Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To

The Board of Directors of Infosys Limited

We have audited the quarterly financial results of Infosys Limited (‘the Company’) for the quarter ended March 31, 2016 and the year to date financial results for the period from April 1, 2015 to March 31, 2016, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. These quarterly financial results as well as year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard for Interim Financial Reporting (AS) 25, prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by the management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly and year to date financial results:

(i)	have been presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 in this regard; and
(ii)	give a true and fair view of the net profit and other financial information for the quarter ended March 31, 2016 as well as the year to date results for the period from April 1, 2015 to March 31, 2016.

for B S R & Co. LLP
Chartered Accountants
Firm’s registration number: 101248W/ W-100022

Supreet Sachdev
Partner
Membership number: 205385

Bangalore
April 15, 2016

Independent Auditor’s Report

To the Members of Infosys Limited

Report on the Standalone Financial Statements

We have audited the accompanying standalone financial statements of Infosys Limited (‘the Company’), which comprise the balance sheet as at 31 March 2016, the statement of profit and loss and the cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Standalone Financial Statements

The Company’s Board of Directors is responsible for the matters stated in Section 134(5) of the Companies Act, 2013 (“the Act”) with respect to the preparation and presentation of these standalone financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these standalone financial statements based on our audit.

We have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company’s preparation of the financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company’s Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Company as at 31 March 2016 and its profit and its cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1.	As required by the Companies (Auditor’s Report) Order, 2016 (“the Order”) issued by the Central Government of India in terms of sub-section (11) of section 143 of the Act, we give in the
Annexure A, a statement on the matters specified in the paragraph 3 and 4 of the order.

2.     As required by Section 143 (3) of the Act, we report that:

(a)	we have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.
(b)	in our opinion proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;
(c)	the balance sheet, the statement of profit and loss and the cash flow statement dealt with by this Report are in agreement with the books of account;
(d)	in our opinion, the aforesaid standalone financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014;
(e)	on the basis of the written representations received from the directors as on 31 March 2016 taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2016 from being appointed as a director in terms of Section 164 (2) of the Act;
(f)	with respect to the adequacy of the internal financial controls over financial reporting of the Company and the operating effectiveness of such controls, refer to our separate report in “Annexure B”; and
(g)	with respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us:

i	the Company has disclosed the impact of pending litigations on its financial position in its financial statements – Refer Note 2.20 to the financial statements;
ii	the Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – Refer Note 2.7 to the financial statements;
iii	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

for B S R & Co. LLP
Chartered Accountants
Firm’s registration number: 101248W/W-100022

Supreet Sachdev
Partner
Membership number: 205385

Bangalore

15 April 2016

Annexure - A to the Auditors’ Report

The Annexure referred to in Independent Auditors’ Report to the members of the Company on the standalone financial statements for the year ended 31 March 2016, we report that:

(i) (a)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets
(b)	The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this programme, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.
(c)	According to the information and explanations given to us and on the basis of our examination of the records of the Company, the title deeds of immovable properties are held in the name of the Company.
(ii)	The Company is a service company, primarily rendering software services. Accordingly, it does not hold any physical inventories. Thus, paragraph 3(ii) of the Order is not applicable to the Company.
(iii)	The Company has granted loans to five bodies corporate covered in the register maintained under section 189 of the Companies Act, 2013 (‘the Act’).
(a)	In our opinion, the rate of interest and other terms and conditions on which the loans had been granted to the bodies corporate listed in the register maintained under Section 189 of the Act were not, prima facie, prejudicial to the interest of the Company
(b)	In the case of the loans granted to the bodies corporate listed in the register maintained under section 189 of the Act, the borrowers have been regular in the payment of the principal and interest as stipulated.
(c)	There are no overdue amounts in respect of the loan granted to a body corporate listed in the register maintained under section 189 of the Act.
(iv)	In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of section 185 and 186 of the Act, with respect to the loans and investments made.
(v)	The Company has not accepted any deposits from the public.
(vi)	The Central Government has not prescribed the maintenance of cost records under section 148(1) of the Act, for any of the services rendered by the Company.
(vii) (a)	According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/ accrued in the books of account in respect of undisputed statutory dues including provident fund, income-tax, sales tax, value added tax, duty of customs, service tax, cess and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of employees’ state insurance and duty of excise.

According to the information and explanations given to us, no undisputed amounts payable in respect of provident fund, income tax, sales tax, value added tax, duty of customs, service tax, cess and other material statutory dues were in arrears as at 31 March 2016 for a period of more than six months from the date they became payable.

(b)	According to the information and explanations given to us, there are no material dues of duty of customs which have not been deposited with the appropriate authorities on account of any dispute. However, according to information and explanations given to us, the following dues of income tax, sales tax, duty of excise, service tax and value added tax have not been deposited by the Company on account of disputes:

Name of the statute	Nature of dues	Amount (in Rs)	Period to which the amount relates	Forum where dispute is pending
Service tax	Service tax and penalty	57,563,973 #	July 2004 to October 2005	CESTAT, Bangalore
Service tax	Service tax	25,784,864 #	January 2005 to March 2009	CESTAT-Bangalore
Service tax	Service tax and penalty	231,521,178 #	February 2007 to March 2009	CESTAT-Bangalore
Service tax	Service tax	41,972,658 #	April 2009 to March 2010	CESTAT, Bangalore
Service tax	Service tax	64,654,051 #	April 2010 to March 2011	CESTAT-Bangalore
APVAT Act, 2005	Sales tax	3,112,450 *#	April 2007 to March 2008	High Court of Andhra Pradesh
MVAT Act, 2005	Sales tax	935,455 *#	April 2006 to December 2007	Joint Commissioner (Appeals)
MVAT Act, 2005	Sales tax	45,250,506	September 2008 to October 2011	Specified Officer of SEZ
Central Excise Act, 1944	Excise duty & penalty	386,148,018 #	March 2006 to December 2009	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty & penalty	26,746,497 #	January 2010 to December 2010	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty & penalty	45,132,885	January 2011 to June 2011	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty & penalty	32,344,749 #	July 2011 to December 2011	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty & penalty	42,003,700 #	January 2012 to November 2012	CESTAT, Bangalore
KVAT Act, 2003	Sales tax, interest and penalty	481,045,876 *#	April 2005 to March 2009	Joint commissioner (Appeals)
MVAT Act, 2005	Sales tax, interest and penalty	699,250	January 2008 to March 2008	Joint Commissioner (Appeals)
MVAT Act, 2005	Sales tax, interest	2,201,534*#	April 2008 to March 2009	Joint Commissioner (Appeals)
MVAT Act, 2005	Sales tax, interest	3,132,547#	April 2009 to March 2010	Joint Commissioner (Appeals)
Central Excise Act, 1944	Excise duty & penalty	48,139,052#	December 2012 to September 2013	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty & penalty	56,400,395	October 2013 to September 2014	CESTAT, Bangalore
Service tax	Service tax and penalty	119,451,864*	April 2009 to March 2012	CESTAT, Bangalore
Service tax	Service tax and penalty	6,493,657*	April 2009 to September 2011	Commissioner (Appeals)
Service tax	Service tax and penalty	6,123,280*	October 2008 to September 2013	Commissioner (Appeals)
Service tax	Service tax and penalty	47,580,094*	April 2012 to March 2013	CESTAT, Bangalore
Service tax	Service tax and penalty	98,194*	October 2011 to December 2011	Commissioner (Appeals), Bangalore
Service tax	Service tax and penalty	42,106,232	October 2014 to June 2015	**
MVAT Act, 2005	Sales tax, interest	9,801,056*#	April 2010 to March 2011	Joint Commissioner (Appeals)
Income tax Act, 1961	Interest	38,154,376	Assessment year 2009 - 2010	CIT(Appeals)
The Rajasthan VAT Act, 2003	Sales tax	6,784	April 2012 to March 2013 and August 2015	Commercial tax officer

* net of amounts paid under protest.

# a stay order has been received against the amount disputed and not deposited.

** The Company is in process of filing an appeal before the CESTAT, Bangalore.

(viii)	The Company does not have any loans or borrowings from any financial institution, banks, government or debenture holders during the year. Accordingly, paragraph 3(viii) of the Order is not applicable.
(ix)	The Company did not raise any money by way of initial public offer or further public offer (including debt instruments) and term loans during the year. Accordingly, paragraph 3 (ix) of the Order is not applicable.
(x)	According to the information and explanations given to us, no material fraud by the Company or on the Company by its officers or employees has been noticed or reported during the course of our audit.
(xi)	According to the information and explanations give to us and based on our examination of the records of the Company, the Company has paid/provided for managerial remuneration in accordance with the requisite approvals mandated by the provisions of section 197 read with Schedule V to the Act.
(xii)	In our opinion and according to the information and explanations given to us, the Company is not a nidhi company. Accordingly, paragraph 3(xii) of the Order is not applicable.
(xiii)	According to the information and explanations given to us and based on our examination of the records of the Company, transactions with the related parties are in compliance with sections 177 and 188 of the Act where applicable and details of such transactions have been disclosed in the financial statements as required by the applicable accounting standards.
(xiv)	According to the information and explanations give to us and based on our examination of the records of the Company, the Company has not made any preferential allotment or private placement of shares or fully or partly convertible debentures during the year.
(xv)	According to the information and explanations given to us and based on our examination of the records of the Company, the Company has not entered into non-cash transactions with directors or persons connected with him. Accordingly, paragraph 3(xv) of the Order is not applicable.
(xvi)	The Company is not required to be registered under section 45-IA of the Reserve Bank of India Act 1934.

for B S R & Co. LLP

Chartered Accountants

Firm’s registration number: 101248W/W-100022

Supreet Sachdev

Partner

Membership number: 205385

Bangalore

15 April 2016

Annexure - B to the Auditors’ Report

Report on the Internal Financial Controls under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”)

We have audited the internal financial controls over financial reporting of Infosys Limited (“the Company”) as of 31 March 2016 in conjunction with our audit of the standalone financial statements of the Company for the year ended on that date.

Management’s Responsibility for Internal Financial Controls

The Company’s management is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls over Financial Reporting issued by the Institute of Chartered Accountants of India (‘ICAI’). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditors’ Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls over financial reporting based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls over Financial Reporting (the “Guidance Note”) and the Standards on Auditing, issued by ICAI and deemed to be prescribed under section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls, both applicable to an audit of Internal Financial Controls and, both issued by the Institute of Chartered Accountants of India. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal financial controls system over financial reporting.

Meaning of Internal Financial Controls over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls Over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company has, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at 31 March 2016, based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India.

for B S R & Co. LLP
Chartered Accountants
Firm’s Registration Number: 101248W/W-100022

Supreet Sachdev
Partner
Membership Number: 205385

Bangalore
15 April 2016

INFOSYS LIMITED

In crore

Balance Sheet as at	Note	March 31, 2016	March 31, 2015
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	1,148	574
Reserves and surplus	2.2	56,009	47,494
		57,157	48,068
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	–	–
Other long-term liabilities	2.4	73	30
		73	30
CURRENT LIABILITIES
Trade payables	2.5
Total outstanding dues of micro enterprises and small enterprises		–	–
Total outstanding dues of creditors other than micro enterprises and small enterprises		623	124
Other current liabilities	2.6	6,105	5,546
Short-term provisions	2.7	8,809	8,045
		15,537	13,715
		72,767	61,813
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.8	8,248	7,347
Capital work-in-progress		934	769
		9,182	8,116
Non-current investments	2.10	11,111	6,108
Deferred tax assets (net)	2.3	405	433
Long-term loans and advances	2.11	5,970	4,378
Other non-current assets	2.12	2	26
		26,670	19,061
CURRENT ASSETS
Current investments	2.10	2	749
Trade receivables	2.13	9,798	8,627
Cash and cash equivalents	2.14	29,176	27,722
Short-term loans and advances	2.15	7,121	5,654
		46,097	42,752

		72,767	61,813
SIGNIFICANT ACCOUNTING POLICIES	1

The accompanying notes form an integral part of the standalone financial statements

As per our report of even date attached
for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary

INFOSYS LIMITED

In crore, except equity share and per equity share data

Statement of Profit and Loss for the	Note	Year ended March 31,
		2016	2015
Income from software services and products	2.16	53,983	47,300
Other income	2.17	3,009	3,337
Total revenue		56,992	50,637
Expenses
Employee benefit expenses	2.18	28,206	25,115
Deferred consideration pertaining to acquisition	2.10.6	110	219
Cost of technical sub-contractors	2.18	4,417	2,909
Travel expenses	2.18	1,655	1,360
Cost of software packages and others	2.18	1,049	979
Communication expenses	2.18	311	384
Consultancy and professional charges		563	396
Depreciation and amortization expense	2.8	1,115	913
Other expenses	2.18	1,909	1,976
Total expenses		39,335	34,251
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX		17,657	16,386
Profit on transfer of business	2.10.5	3,036	412
PROFIT BEFORE TAX		20,693	16,798
Tax expense:
Current tax	2.19	4,898	4,537
Deferred tax	2.19	9	97
PROFIT FOR THE PERIOD		15,786	12,164

EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Before Exceptional item
Basic		55.51	51.17
Diluted		55.51	51.17
After Exceptional item
Basic		68.73	52.96
Diluted		68.73	52.96
Number of shares used in computing earnings per share	2.32
Basic		229,69,44,664	229,69,44,664
Diluted		229,69,44,664	229,69,75,348
SIGNIFICANT ACCOUNTING POLICIES	1

The accompanying notes form an integral part of the standalone financial statements

As per our report of even date attached
for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A. G. S Manikantha Company Secretary

INFOSYS LIMITED

In crore

Cash Flow Statement for the	Note	Year ended March 31,
		2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		20,693	16,798
Adjustments to reconcile profit before tax to cash generated by operating activities
Depreciation and amortization expense		1,115	913
Provision for bad and doubtful debts		(48)	142
Deferred purchase price		110	219
Interest and dividend income		(2,563)	(2,738)
Profit on transfer of business (Refer to Note 2.10.5)		(3,036)	(412)
Other adjustments		122	52
Effect of exchange differences on translation of assets and liabilities		32	54
Changes in assets and liabilities
Trade receivables		(1,123)	(1,433)
Loans and advances and other assets		(1,615)	(326)
Liabilities and provisions		1,062	1,175
		14,749	14,444
Income taxes paid		(5,350)	(6,489)
NET CASH GENERATED BY OPERATING ACTIVITIES		9,399	7,955
CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure, net of sale proceeds		(2,308)	(1,986)
Investment in subsidiaries		(258)	(1,748)
Payment towards acquisition (refer note 2.10.1 & 2.10.2)		(794)	–
Payment arising out of business transfer		(335)	–
Redemption of fixed maturity plans			110
Investment in preferred stock		(82)	–
Investment in liquid mutual fund units		(22,797)	(23,184)
Disposal of liquid mutual fund units		23,545	24,296
Investment in tax free bond		(299)	–
Investment in Government Bond		(2)
Redemption of certificates of deposit		–	783
Interest and dividend received		2,302	2,394
NET CASH USED IN INVESTING ACTIVITIES		(1,028)	665
CASH FLOWS FROM FINANCING ACTIVITIES
Loan given to subsidiaries		(193)	(73)
Loan repaid by subsidiaries		126	47
Dividends paid (including corporate dividend tax)		(6,841)	(4,935)
NET CASH USED IN FINANCING ACTIVITIES		(6,908)	(4,961)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(9)	(37)
NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS		1,454	3,622
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2.14	27,722	24,100
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		29,176	27,722
SIGNIFICANT ACCOUNTING POLICIES	1

The accompanying notes form an integral part of the standalone financial statements

As per our report of even date attached
for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A. G. S Manikantha Company Secretary

Significant accounting policies

Company overview

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle, our banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the BSE Limited and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

1 Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed under Section 133 of the Companies Act, 2013 (‘Act’) read with Rule 7 of the Companies (Accounts) Rules, 2014, the provisions of the Act (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed tangible assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts in the period in which change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of indirect taxes in its statement of profit and loss.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that is reasonably estimable and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Company provides its clients with a fixed-period post-sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in statement of profit and loss. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions and likelihood of occurrence.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Tangible assets and capital work-in-progress

Tangible assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until such assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date.

1.8 Intangible assets

Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The cost which can be capitalised include the cost of materials, direct labour, overhead cost that are directly attributable to preparing the asset for intended use.

1.9 Depreciation and amortization

Depreciation on tangible assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows:

Buildings (1)	22-25 years
Plant and Machinery(1)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles (1)	5 years

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation and amortization methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer note 2.8)

1.10 Impairment

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price or value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.11 Retirement benefits to employees

a Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the statement of profit and loss in the period in which they arise.

b Superannuation

Certain employees are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a portion to the Infosys Limited Employees’ Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

d Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.12 Share-based payments

The company accounts for equity settled stock options as per the accounting treatment prescribed by Securities and Exchange Board of India ( share based employee benefits) Regulations, 2014 and the Guidance Note on Employee Share-based Payments issued by the Institute of Chartered Accountants of India using the intrinsic value method.

1.13 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.14 Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast transactions. The Company records the gain or loss on effective hedges, if any, in the hedging reserve until the transactions are complete. On completion, the gain or loss is transferred to the statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract and subsequently whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. Changes in the fair value relating to the ineffective portion of the hedges and derivative instruments that do not qualify or have not been designated for hedge accounting are recognised in the statement of profit and loss.

1.15 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to statement of profit and loss are credited to the securities premium reserve.

1.16 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.18 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and financial institutions. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.19 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.20 Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in the statement of profit and loss over the lease term.

2 NOTES TO ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2016

Amounts in the financial statements are presented in crore, except for per equity share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current period presentation.

2.1 SHARE CAPITAL

in crore, except as otherwise stated

Particulars	As at
	March 31, 2016	March 31, 2015
Authorized
Equity shares, 5/- par value
240,00,00,000 (120,00,00,000) equity shares	1,200	600
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	1,148	574
229,69,44,664 (114,84,72,332) equity shares fully paid-up
	1,148	574

Forfeited shares amounted to 1,500/- (1,500/-)

(1)	Refer note 2.32 for details of basic and diluted shares

Effective January 1, 2015, Infosys Limited Employees' Welfare Trust ('The Trust') has been deconsolidated consequent to SEBI (Share Based Employee Benefits) Regulations, 2014 issued on October 28, 2014.

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

In the period of five years immediately preceding March 31, 2016:

The Company has allotted 114,84,72,332 fully paid-up shares of face value 5/- each during the quarter ended June 30, 2015, pursuant to bonus issue approved by the shareholders through postal ballot. The book closure date fixed by the Board was June 17, 2015.

The Company has allotted 57,42,36,166 fully paid up equity shares of face value 5/- each during the quarter ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through a postal ballot. The record date fixed by the Board of Directors was December 3, 2014.

For both the bonus issues, bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan have been adjusted for bonus shares.

During the year ended March 31, 2015, the amount of dividend per share recognised as distribution to equity shareholder includes 29.50/- per share of final dividend (not adjusted for bonus shares on June 17, 2015) and 30/- per share of interim dividend (not adjusted for bonus shares of June 17, 2015 and December 3, 2014). The total dividend appropriation for the year ended March 31, 2015 amounted to 6,145 crore including corporate dividend tax of 1,034 crore.

The Board has increased dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

The Board of Directors, in their meeting on October 12, 2015, declared an interim dividend of 10/- per equity share. Further the Board of Directors, in its meeting on April 15, 2016, have proposed a final dividend of 14.25/- per equity share for the financial year ended March 31, 2016. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 18, 2016. The total dividend appropriation for the year ended March 31, 2016 amounted to 6,704 crore including corporate dividend tax of 1,134 crore.

The Central Government in consultation with National Advisory Committee on Accounting Standards has amended Companies (Accounting Standards) Rules, 2006 (‘principal rules’), vide notification issued by Ministry of Corporate Affairs dated March 30, 2016. The Companies (Accounting Standards) Rules, 2016 is effective March 30, 2016. According to the amended rules, the above mentioned proposed dividend will not be recorded as a liability as at March 31, 2016. (Refer Para 8.5 of AS-4 – Contingencies and Events occurring after Balance Sheet date). The Company believes, based on a legal opinion, that the Rule 3(2) of the principal rules has not been withdrawn or replaced and accordingly, the Companies (Accounting Standards) Rule, 2016 will apply for the accounting periods commencing on or after March 30, 2016. Therefore the Company has recorded 3,939 crore as liability for proposed dividends (including corporate dividend tax) as at March 31, 2016.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

The details of shareholder holding more than 5% shares as at March 31, 2016 and March 31, 2015 are set out below :

Name of the shareholder	As at March 31, 2016		As at March 31, 2015
	No. of shares	% held	No. of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	38,53,17,937	16.78	18,60,73,981	16.20
Life Insurance Corporation of India	13,22,74,300	5.76	5,52,74,758	4.81

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2016 and March 31, 2015 is set out below:

Particulars	As at March 31, 2016		As at March 31, 2015
	Number of shares	Amount ( crore)	Number of shares	Amount ( crore)
Number of shares at the beginning of the period	114,84,72,332	574	57,14,02,566	286
Add: Bonus shares issued (Including bonus on treasury shares)	114,84,72,332	574	57,42,36,166	287
Add: Treasury shares on account of deconsolidation of trust	–	–	28,33,600	1
Number of shares at the end of the period	229,69,44,664	1,148	114,84,72,332	574

Stock Option Plan:

2015 Stock Incentive Compensation Plan (the 2015 Plan): SEBI issued the Securities and Exchange Board of India (Share based Employee Benefits) Regulations, 2014 (‘SEBI Regulations’) which replaced the SEBI ESOP Guidelines, 1999. The 2011 Plan (as explained below) was required to be amended and restated in accordance with the SEBI Regulations. Consequently, to effect this change and to further introduce stock options/ADR’s and other stock incentives, the Company put forth the 2015 Stock Incentive Compensation Plan (the 2015 Plan) for approval to the shareholders of the Company. Pursuant to the approval by the shareholders through postal ballot which ended on March 31, 2016, the Board of Directors have been authorised to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares(this includes 1,12,23,576 equity shares which are currently held by the Trust towards the 2011 Plan). 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

2011 RSU Plan (the 2011 Plan): The Company had a 2011 RSU Plan which provided for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 1,13,34,400 and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. During the year ended March 31, 2015, the company made a grant of 108,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Office and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of Nomination and Remuneration Committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date. Further the Company has earmarked 100,000 equity shares for welfare activities of the employees, approved by the shareholders vide postal ballot which ended on March 31, 2016. The equity shares currently held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 100,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.

Further , the award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the Nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSU's for each of the remaining years would be subject to continued employment.

In accordance with the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014, the excess of the closing market price on the grant date of the RSUs over the exercise price is amortized on a straight-line basis over the vesting period.

The activity in the 2011 Plan during the quarter and year ended March 31, 2016 is set out below:

Particulars	Year ended March 31, 2016		Year ended March 31, 2015
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2011 Plan:
Outstanding at the beginning	1,08,268	5	–	–
Granted*	1,24,061	5	1,08,268	5
Forfeited and expired	–	–	–	–
Exercised*	10,824	5	–	–
Outstanding at the end	2,21,505	5	1,08,268	5
Exercisable at the end	–	–	–	–

*	adjusted for bonus issues

The weighted average share price of options exercised under the 2011 Plan on the date of exercise was 1,088/-

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2016 and March 31, 2015 under the 2011 Plan was 1.98 years and 2.39 years.

The differential on stock compensation expense if the ‘fair value’ of the RSU's on the date of the grant were considered instead of the ‘intrinsic value’ is less than 1 crore for each of the year ended March 31, 2016 and March 31, 2015. Consequently, there is no impact on earnings per share.

The fair value for the above impact analysis is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Options granted during	Fiscal 2016	Fiscal 2015
Grant date	22-Jun-15	21-Aug-14
Weighted average share price ()*	1,024	3,549
Exercise price ()*	5	5
Expected volatility (%)	28-36	30 - 37
Expected life of the option (years)	1 - 4	1 - 4
Expected dividends (%)	2.43	1.84
Risk-free interest rate (%)	7- 8	8 - 9
Weighted average fair value as on grant date ()*	948	3,355

*	Data for Fiscal 2015 is not adjusted for bonus issues

The expected term of an RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behaviour of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

During the year ended March 31, 2016, the Company recorded an employee compensation expense of 7 crore in the statement of profit and loss (2 crore during the year ended March 31, 2015)

2.2 RESERVES AND SURPLUS

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Capital reserve - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Securities premium account - Opening balance	2,778	3,069
Less: Deconsolidation of trust (Refer note 2.1)	–	4
Less: Amount utilized for issuance of bonus shares (Refer note 2.1)	574	287
Add: Exercise of stock options	1	–
	2,205	2,778
Stock Options Outstanding- Opening balance (Refer note 2.1)	2	–
Additions during the period	7	2
Less: Exercise of stock options	1	–
	8	2
General reserve - Opening balance	9,508	8,291
Add: Transferred from Surplus	1,579	1,217
	11,087	9,508
Special Economic Zone Re-investment Reserve- Opening balance (1)	–	–
Add: Transferred from Surplus	591	–
Less: Transferred to Surplus on utilization	591	–
Special Economic Zone Re-investment Reserve- Closing balance	–	–
Surplus - Opening balance	35,152	30,392
Add: Net profit after tax transferred from Statement of Profit and Loss	15,786	12,164
Less: Deconsolidation of trust, net (Refer note 2.1)	–	42
Add: Transfer from Special Economic Zone Re-investment Reserve on utilization	591	–
Amount available for appropriation	51,529	42,514
Appropriations:
Interim dividend	2,297	1,723
Final dividend	3,273	3,388
Total dividend	5,570	5,111
Dividend tax	1,134	1,034
Amount transferred to general reserve	1,579	1,217
Amount transferred to Special Economic Zone Re-investment Reserve	591	–
Surplus- Closing Balance	42,655	35,152
	56,009	47,494

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

2.3 DEFERRED TAXES

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Deferred tax assets
Fixed assets	146	210
Trade receivables	79	100
Compensated absences	359	280
Computer software	50	51
Accrued compensation to employees	46	29
Post sales client support	76	72
Others	21	7
	777	749
Deferred tax liabilities
Branch profit tax	334	316
Others	38	–
	372	316
Deferred tax assets after set-off	405	433
Deferred tax liabilities after set-off	–	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set-off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2016 and March 31, 2015, the Company has provided for branch profit tax of 334 crore and 316 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. The change in provision for branch profit tax includes 18 crore movement on account of exchange rate during the year ended March 31, 2016.

2.4 OTHER LONG-TERM LIABILITIES

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Others
Gratuity obligation - unamortized amount relating to plan amendment (refer note 2.29)	–	3
Payable for acquisition of business (refer note 2.10.1 & 2.10.2)	46	–
Rental deposits received from subsidiary (refer note 2.26)	27	27
	73	30

2.5 TRADE PAYABLES

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Trade payables
Total outstanding dues of micro enterprises and small enterprises	–	–
Total outstanding dues of creditors other than micro enterprises and small enterprises*	623	124
	623	124
*Includes dues to subsidiaries (refer note 2.26)	145	102

As at March 31, 2016, there are no outstanding dues to micro and small enterprises (less than 1 crore as at March 31, 2015). There are no interests due or outstanding on the same.

2.6 OTHER CURRENT LIABILITIES

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Accrued salaries and benefits
Salaries and benefits	992	1,144
Bonus and incentives	772	575
Unearned revenue	1,025	831
Unpaid dividends	5	3
Other liabilities
Provision for expenses(1)	1,707	1,582
Retention monies	58	50
Withholding and other taxes payable	1,068	733
Gratuity obligation - unamortized amount relating to plan amendment, current (refer note 2.29)	4	4
Other payables(2)	370	79
Advances received from clients	16	20
Mark-to-market forward and options contracts	2	–
Payable for acquisition of business (refer note 2.10.1 and 2.10.2)	86	525
	6,105	5,546
(1) Includes dues to subsidiaries (refer note 2.26)	29	36
(2) Includes dues to subsidiaries (refer note 2.26)	38	33

2.7 SHORT-TERM PROVISIONS

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Provision for employee benefits
Compensated absences	1,130	907
Other Provisions
Proposed dividend	3,273	3,388
Tax on dividend	666	690
Income taxes (net of advance tax and Tax Deducted at Source)	3,304	2,678
Post-sales client support and warranties and others	436	382
	8,809	8,045

Provision for post-sales client support and warranties and other provisions

The movement in the provision for post-sales client support and warranties and other provisions is as follows :

in crore

Particulars	Year ended
	March 31, 2016	March 31, 2015
Balance at the beginning	382	325
Provision recognized/(reversed)	82	134
Provision utilised	(49)	(78)
Exchange difference during the period	21	1
Balance at the end	436	382

Provision for post-sales client support and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.8 FIXED ASSETS

Following are the changes in the carrying value of fixed assets for the year ended March 31, 2016:

in crore, except as otherwise stated

	Tangible assets									Intangible assets		Total
Particulars	Land-Freehold	Land- Leasehold	Buildings (1)(2)	Plant and Machinery (2)	Office equipment (2)	Computer equipment (2)(3)	Furniture and fixtures (2)	Vehicles	Total	Intellectual property rights	Total
Original cost
As at April 1, 2015	929	621	5,733	1,361	525	2,812	832	14	12,827	42	42	12,869
Additions/Adjustments during the period	41	17	440	319	155	945	241	5	2,163	–	–	2,163
Deductions/ Retirement during the period	–	–	–	(1)	(1)	(276)	(3)	–	(281)	(12)	(12)	(293)
As at March 31, 2016	970	638	6,173	1,679	679	3,481	1,070	19	14,709	30	30	14,739
Depreciation and amortization
As at April 1, 2015	–	16	1,937	838	280	1,852	549	8	5,480	42	42	5,522
For the period	–	5	213	207	90	472	125	3	1,115	–	–	1,115
Deductions/ Adjustments during the period+B35	–	–	–	(1)	(1)	(129)	(3)	–	(134)	(12)	(12)	(146)
As at March 31, 2016	–	21	2,150	1,044	369	2,195	671	11	6,461	30	30	6,491
Net book value
As at March 31, 2016	970	617	4,023	635	310	1,286	399	8	8,248	–	–	8,248

Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on cancellable operating lease to subsidiaries
	(3)	During the year ended March 31, 2016, computer equipment having net book value of 20 crore was transferred to EdgeVerve (Refer note 2.10.5

Following are the changes in the carrying value of fixed assets for the year ended March 31, 2015:

in crore, except as otherwise stated

	Tangible assets									Intangible assets		Total
Particulars	Land-Freehold	Land- Leasehold	Buildings (1)(2)	Plant and Machinery (2)	Office equipment (2)	Computer equipment (2) (3)	Furniture and fixtures (2)	Vehicles	Total	Intellectual property rights	Total
Original cost
As at April 1, 2014	781	349	4,878	1,090	393	2,178	679	13	10,361	59	59	10,420
Additions/ Adjustments during the year	148	272	855	274	134	694	160	3	2,540	–	–	2,540
Deductions/ Retirement during the year	–	–	–	(3)	(2)	(60)	(7)	(2)	(74)	(17)	(17)	(91)
As at March 31, 2015	929	621	5,733	1,361	525	2,812	832	14	12,827	42	42	12,869

Depreciation and amortization
As at April 1, 2014	–	–	1,754	671	215	1,554	441	7	4,642	46	46	4,688
For the period	–	16	183	169	67	350	113	2	900	13	13	913
Deductions/ Adjustments during the year	–	–	–	(2)	(2)	(52)	(5)	(1)	(62)	(17)	(17)	(79)
As at March 31, 2015	–	16	1,937	838	280	1,852	549	8	5,480	42	42	5,522

Net book value
As at March 31, 2015	929	605	3,796	523	245	960	283	6	7,347	–	–	7,347

Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on cancellable operating lease to subsidiaries
	(3)	During the year ended March 31, 2015, computer equipment having net book value of 8 crore was transferred to EdgeVerve (Refer note 2.10.5)

During the quarter ended June 30, 2014, the management based on internal and external technical evaluation had changed the useful life of certain assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly, the useful lives of certain assets required a change from previous estimate.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of some of these agreements, the Company has the option to purchase or renew the properties on expiry of the lease period.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2016 and March 31, 2015 are as follows:

in crore

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	197	75	122
	98	35	63
Plant and machinery	33	14	19
	12	3	9
Furniture and fixtures	25	12	13
	11	2	9
Computer Equipment	3	2	1
	–	–	–
Office equipment	18	7	11
	6	1	5

The aggregate depreciation charged on the above assets during the year ended March 31, 2016 amounted to 19 crore (9 crore for the year ended March 31, 2015).

The rental income from subsidiaries for the year ended March 31, 2016 amounted to 51 crore ( 40 crore for the year ended March 31, 2015).

2.9 LEASES

Obligations on long-term, non-cancellable operating leases

The lease rentals charged during the period and the obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

in crore

Particulars	Year ended March 31,
	2016	2015
Lease rentals recognized during the period	175	158

in crore

	As at
Lease obligations payable	March 31, 2016	March 31, 2015
Within one year of the balance sheet date	170	101
Due in a period between one year and five years	417	284
Due after five years	315	158

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.10 INVESTMENTS

in crore, except as otherwise stated

Particulars	As at
	March 31, 2016	March 31, 2015
Non-current investments
Long term investments - at cost
Trade (unquoted)
Investments in equity instruments of subsidiaries
Infosys BPO Limited
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid	659	659
Infosys Technologies (China) Co. Limited	169	169
Infosys Technologies (Australia) Pty Limited
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
Infosys Technologies, S. de R.L. de C.V., Mexico
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up	65	65
Infosys Technologies (Sweden) AB
1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
Infosys Technologia do Brasil Ltda
5,91,24,348 (5,91,24,348) shares of BRL 1.00 par value, fully paid	149	149
Infosys Technologies (Shanghai) Company Limited	646	388
Infosys Public Services, Inc.
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid	99	99
Infosys Consulting Holding AG (formerly Lodestone Holding AG) (refer note 2.10.6)
23,350 (23,350) - Class A shares of CHF 1,000 each and 29,400	1,323	1,323
(29,400) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.
10,000 (10,000) shares of USD 10 per share, fully paid up	1	1
EdgeVerve Systems Limited (refer note 2.10.5)
131,18,40,000 (46,18,39,994) equity shares of 10/- each, fully paid	1,312	462
Panaya Inc. (refer note 2.10.4)
2 (2) shares of USD 0.01 per share, fully paid up	1,398	1,398
Infosys Nova Holdings LLC (refer note 2.10.3)	94	94
Kallidus Inc. (refer note 2.10.2)
10,21,35,416 (Nil) shares	647	–
Skava Systems Private Limited (refer note 2.10.2)
25,000 (Nil) shares of 10 per share, fully paid up	59	–
Noah Consulting LLC ( refer note 2.10.1)	249	–
	6,936	4,873
Investment in debentures
EdgeVerve Systems Limited (refer note 2.10.5)
25,49,00,000 (Nil) Unsecured redeemable, non-convertible debentures of 100 each fully paid up	2,549	–
	9,485	4,873
Others (unquoted) (refer note 2.10.7)
Investments in preferred stock	92	–
Investments in equity instruments	7	7
Less: Provision for investments	6	6
	93	1
Others (quoted)
Investments in tax free bonds (refer note 2.10.8)	1,533	1,234
	1,533	1,234
Total non-current investments	11,111	6,108
Current investments – at the lower of cost and fair value
Other current investments
Unquoted
Liquid mutual fund units (refer note 2.10.9)	–	749
	–	749
Quoted
Investments in government bonds (refer note 2.10.8)	2	–
	2	–
Total current investments	2	749
Total investments	11,113	6,857
Aggregate amount of quoted investments excluding interest accrued but not due of 55 crore as at March 31, 2016 (46 crore as at March 31, 2015) included under Note 2.15 Short term Loans and advances.	1,535	1,234
Market value of quoted investments	1,627	1,269
Aggregate amount of unquoted investments	9,584	5,629
Aggregate amount of provision made for non-current unquoted investments	6	6

2.10.1 Investment in Noah Consulting LLC

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting , LLC , a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million ( approximately 216 crore), contingent consideration up to $5 million (approximately 33 crore on acquisition date) and retention bonus up to $32 million (approximately 212 crore on acquisition date). The payment of contingent consideration to the sellers of Noah was dependent upon the achievement of certain financial targets by Noah for the year ended December 31, 2015 and December 31, 2016. During the quarter ended March 31, 2016 based on the assessment of Noah achieving the targets for the respective periods, the entire contingent consideration was reversed.

2.10.2 Investment in Kallidus Inc. & Skava Systems Pvt. Ltd.

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., (d.b.a Skava) (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million (approximately 578 crore) and a contingent consideration of upto $20 million (approximately 128 crore on acquisition date), the payment of which is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017.

2.10.3 Investment in DWA Nova LLC

During the year ended March 31, 2015, Infosys Nova Holdings LLC acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of 94 crore. The Company has made this investment to form a new company along with Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products.

As of March 31, 2016, Infosys Nova Holdings holds 16% of the equity interest in DWA Nova LLC.

2.10.4 Investment in Panaya Inc.

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 1,398 crore.

2.10.5 Investment in EdgeVerve Systems Limited

On February 14, 2014, a wholly owned subsidiary EdgeVerve Systems Limited (EdgeVerve) was incorporated. EdgeVerve was created to focus on developing and selling products and platforms. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of 421 crore with effect from July 1, 2014. Net assets amounting to 9 crore have also been transferred and accordingly a gain of 412 crore has been recorded as an exceptional item. The consideration has been settled through the issue of fully paid up equity shares in EdgeVerve.

On April 24, 2015, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of 3,222 crore and 177 crore for Finacle and Edge Services, respectively. Net assets amounting to 363 crore, (including working capital amounting to 337 crore) have been transferred and accordingly a gain of 3,036 crore has been recorded as an exceptional item. The consideration was settled through issue of 85,00,00,000 equity shares amounting to 850 crore and 25,49,00,000 non-convertible redeemable debentures amounting to 2,549 crore in EdgeVerve, post the requisite approval from shareholders on December 11, 2015.

2.10.6 Investment in Infosys Consulting Holding AG (Formerly Lodestone Holding AG)

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Infosys Consulting Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of 1,187 crore and a deferred consideration of upto 608 crore.

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognised on a proportionate basis over a period of three years from the date of acquisition. During the quarter ended December 31, 2015, the liability towards deferred consideration was settled.

An amount of 110 crore and 219 crore, representing the proportionate charge of the deferred consideration has been recognised as an expense during the year ended March 31, 2016 and March 31, 2015 respectively.

2.10.7 Details of Investments

The details of non-current other investments in preferred stock and equity instruments as at March 31, 2016 and March 31, 2015 are as follows:

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Preferred Stock
Airviz Inc.
2,82,279 (Nil) Series A Preferred Stock, fully paid up, par value USD 0.001 each	13	–
ANSR Consulting
52,631 (Nil) Series A Preferred Stock, fully paid up, par value USD 0.001 each	9	–
Whoop Inc
16,48,352 (Nil) Series B Preferred Stock, fully paid up, par value USD 0.0001 each	20	–
CloudEndure Ltd.
12,79,645 (Nil) Preferred Series B Shares, fully paid up, par value ILS 0.01 each	13	–
Nivetti Systems Private Limited
2,28,501 (Nil) Preferred Stock, fully paid up, par value 1 each	10	–
Waterline Data Science, Inc
39,33,910 (Nil) Preferred Series B Shares, fully paid up, par value USD 0.00001 each	27	–
Equity Instrument
OnMobile Systems Inc., USA
21,54,100 (21,54,100) common stock at USD 0.4348 each\, fully paid up, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052/- each, fully paid up, par value 10/- each	2	2
Global Innovation and Technology Alliance
15,000 (10,000) equity shares at 1,000/- each, fully paid up, par value 1,000/- each	1	1
	99	7
Less: Provision for investment	6	6
	93	1

2.10.8 Details of Investments in tax free bonds

The balances held in tax free bonds as at March 31, 2016 and March 31, 2015 is as follows:

in crore

Particulars	Face Value	As at March 31, 2016		As at March 31, 2015
		Units	Amount	Units	Amount
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	20,00,000	201
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	21,00,000	211
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	2,00,000	21
8.26% India Infrastructure Finance Company Limited Bonds 23AUG28	10,00,000/-	1,000	100	1,000	100
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	53	5,00,000	53
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	5,00,000	50
7.28% National Highways Authority of India Bonds 18SEP30	10,00,000/-	2,000	200	–	–
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	53	5,00,000	53
7.28% Indian Railway Finance Corporation Limited 21DEC30	1,000/-	4,22,800	42	–	–
7.35% National Highways Authority of India Bonds 11JAN31	1,000/-	5,71,396	57	–	–
		68,02,646	1,533	58,06,450	1,234

The balances held in government bonds as at March 31, 2016 and March 31, 2015 is as follows:

in crore

Particulars	Face Value PHP	As at March 31, 2016		As at March 31, 2015
		Units	Amount	Units	Amount
Fixed Rate Treasury Notes 7.00 PCT PIBD0716A488 MAT Date 27 Jan 2016	100	–	–	10,000	–
Fixed Rate Treasury Notes 1.70 PCT PHY6972FW G18 MAT Date 22 Feb 2017	100	1,50,000	2	–	–
		1,50,000	2	10,000	–

2.10.9 Details of Investments in liquid mutual fund units

The balances held in liquid mutual fund units as at March 31, 2015 is as follows:

in crore

Particulars	Units	Amount
IDFC Cash Fund - Direct Plan Daily Dividend	29,30,197	293
Reliance Liquid Fund - Treasury Plan - Direct Plan Daily Dividend Option	9,81,551	150
SBI Premier Liquid Fund - Direct Plan Daily Dividend	9,97,094	100
ICICI Liquid Plan - Direct Plan Daily Dividend	2,05,44,807	206
	2,54,53,649	749

2.11 LONG-TERM LOANS AND ADVANCES

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Unsecured, considered good
Capital advances	333	316
Security deposits	73	65
Rental deposits (1)	119	45
Other loans and advances
Advance income taxes (net of provisions)	5,020	3,941
Prepaid expenses	87	7
Deferred Contract Cost	333	–
Loans and advances to employees	5	4
	5,970	4,378
Unsecured, considered doubtful
Loans and advances to employees	13	10
	5,983	4,388
Less: Provision for doubtful loans and advances to employees	13	10
	5,970	4,378
(1) Includes deposits with subsidiaries (refer note 2.26)	21	21

2.12 OTHER NON-CURRENT ASSETS

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Others
Advance to gratuity trust (refer note 2.29)	2	26
	2	26

2.13 TRADE RECEIVABLES (1)

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	176	162
Less: Provision for doubtful debts	176	162
	–	–
Other debts
Unsecured
Considered good(2)	9,798	8,627
Considered doubtful	73	160
	9,871	8,787
Less: Provision for doubtful debts	73	160
	9,798	8,627
	9,798	8,627
(1) Includes dues from companies where directors are interested	1	6
(2) Includes dues from subsidiaries (refer note 2.26)	244	309

2.14 CASH AND CASH EQUIVALENTS

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Cash on hand	–	–
Balances with banks
In current and deposit accounts	24,276	23,722
Others
Deposits with financial institution	4,900	4,000
	29,176	27,722
Balances with banks in unpaid dividend accounts	5	3
Deposit accounts with more than 12 months maturity	237	182
Balances with banks held as margin money deposits against guarantees	336	185

Cash and cash equivalents as of March 31, 2016 and March 31, 2015 include restricted cash and bank balances of 341 crore and 188 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees and unpaid dividends.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
In current accounts
ANZ Bank, Taiwan	13	4
Bank of America, USA	563	498
Citibank N.A., Australia	24	10
Citibank N.A., India	1	6
Citibank N.A., Dubai	1	1
Citibank N.A., EEFC (U.S. Dollar account)	–	2
Citibank N.A., Japan	15	20
Citibank N.A., New Zealand	2	3
Citibank N.A., South Africa	4	2
Deutsche Bank, Philippines	11	2
Deutsche Bank, India	4	4
Deutsche Bank, EEFC (Euro account)	17	2
Deutsche Bank, EEFC (GBP account)	8	5
Deutsche Bank, EEFC (AUD account)	2	–
Deutsche Bank, EEFC (U.S. Dollar account)	95	7
Deutsche Bank, EEFC (CHF account)	2	4
Deutsche Bank, Belgium	59	13
Deutsche Bank, France	10	2
Deutsche Bank, Germany	17	8
Deutsche Bank, Netherlands	4	1
Deutsche Bank, Russia (U.S. Dollar account)	1	–
Deutsche Bank, Russia (Russian Ruble account)	2	–
Deutsche Bank, Singapore	4	5
Deutsche Bank, Spain	–	1
Deutsche Bank, Switzerland	1	–
Deutsche Bank, UK	170	24
Deutsche Bank, Malaysia	9	–
HSBC, Hong Kong	1	44
ICICI Bank, India	57	18
ICICI Bank, EEFC (U.S. Dollar account)	10	9
Nordbanken, Sweden	5	1
Punjab National Bank, India	4	7
Royal Bank of Canada, Canada	24	11
State Bank of India	7	1
	1,147	715
In deposit accounts
Allahabad Bank	–	200
Andhra Bank	848	97
Axis Bank	1,170	1,415
Bank of Baroda	–	2,314
Bank of India	–	2,691
Canara Bank	1,861	2,841
Central Bank of India	1,518	1,303
Corporation Bank	1,185	1,197
Development Bank of Singapore	–	35
HDFC Bank	2,500	2,017
ICICI Bank	3,755	3,059
IDBI Bank	1,750	706
Indusind Bank	250	75
ING Vysya Bank	–	100
Indian Overseas Bank	1,000	573
Jammu & Kashmir Bank	25	–
Kotak Mahindra Bank Limited	492	–
Oriental Bank of Commerce	1,967	1,500
Punjab National Bank	–	512
State Bank of India	2,310	–
Syndicate Bank	1,250	327
Union Bank of India	7	971
Vijaya Bank	200	386
Yes Bank	700	500
	22,788	22,819
In unpaid dividend accounts
Axis Bank Limited-Unpaid Dividend Account	2	–
HDFC Bank - Unpaid dividend account	1	1
ICICI bank - Unpaid dividend account	2	2
	5	3
In margin money deposits against guarantees
Canara Bank	132	128
ICICI Bank	147	–
State Bank of India	57	57
	336	185
Deposits with financial institution
HDFC Limited	4,900	4,000
	4,900	4,000
Total cash and cash equivalents as per Balance Sheet	29,176	27,722

2.15 SHORT-TERM LOANS AND ADVANCES

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Unsecured, considered good
Loans to subsidiaries (refer note 2.26)	91	24
Others
Advances
Prepaid expenses(3)	209	71
Deferred Contract Cost	48	–
For supply of goods and rendering of services	58	60
Withholding and other taxes receivable	1,650	1,253
Others(1)	166	49
	2,222	1,457
Restricted deposits (refer note 2.33)	1,154	1,039
Unbilled revenues(2)	2,673	2,423
Interest accrued but not due	696	433
Loans and advances to employees
Housing and other loans	54	53
Salary advances	210	148
Security deposits	1	1
Mark-to-market forward and options contracts	109	94
Rental deposits	2	6
	7,121	5,654
(1) Includes dues from subsidiaries (refer note 2.26)	24	43
(2) Includes dues from subsidiaries (refer note 2.26)	20	6
(3) Includes dues from subsidiaries (refer note 2.26)	43	–

2.16 INCOME FROM SOFTWARE SERVICES AND PRODUCTS

in crore

Particulars	Year ended March 31,
	2016	2015
Income from software services	53,334	45,658
Income from software products	649	1,642
	53,983	47,300

2.17 OTHER INCOME

in crore

Particulars	Year ended March 31,
	2016	2015
Interest received on deposits with banks and others	2,506	2,592
Dividend received on investment in mutual fund units	57	146
Gain on sale of investments	–	10
Miscellaneous income, net	276	64
Gains / (losses) on foreign currency, net	170	525
	3,009	3,337

2.18 EXPENSES

in crore

Particulars	Year ended March 31,
	2016	2015
Employee benefit expenses
Salaries and bonus including overseas staff expenses	27,551	24,509
Contribution to provident and other funds	547	519
Employee stock compensation expense (Refer note 2.1)	7	2
Staff welfare	101	85
	28,206	25,115
Cost of technical sub-contractors
Technical sub-contractors - subsidiaries	1,801	1,385
Technical sub-contractors - others	2,616	1,524
	4,417	2,909
Travel expenses
Overseas travel expenses	1,510	1,235
Travelling and conveyance	145	125
	1,655	1,360
Cost of software packages and others
For own use	663	797
Third party items bought for service delivery to clients	386	182
	1,049	979
Communication expenses
Telephone charges	214	247
Communication expenses	97	137
	311	384

in crore

Particulars	Year ended March 31,
	2016	2015
Other expenses
Office maintenance	480	361
Power and fuel	179	185
Brand building	178	94
Rent	175	158
Rates and taxes, excluding taxes on income	99	108
Repairs to building	188	99
Repairs to plant and machinery	85	70
Computer maintenance	120	104
Consumables	28	39
Insurance charges	48	42
Provision for post-sales client support and warranties	18	17
Commission to non-whole time directors	8	8
Provision for bad and doubtful debts and advances	(45)	145
Auditor's remuneration
Statutory audit fees	2	2
Other services	–	–
Reimbursement of expenses	–	–
Bank charges and commission	4	8
Contributions towards Corporate Social Responsibility (refer note 2.34)	202	243
Others	140	293
	1,909	1,976

2.19 TAX EXPENSE

in crore

	Year ended March 31,
	2016	2015
Current tax
Income tax	4,898	4,537
Deferred tax	9	97
	4,907	4,634

During the year ended March 31, 2016 and March 31, 2015, the Company had reversal (net of provisions) of 331 crore and 161 crore, respectively, pertaining to tax relating to prior years.

Income taxes

The provision for taxation includes tax liabilities in India on the Company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries as per Indian Income Tax Act, 1961. Infosys' operations are conducted through Software Technology Parks('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the first 10 years from the fiscal year in which the unit commences software development, or March 31, 2011 which ever is earlier. Income from SEZs Unit is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

2.20 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

   in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	29	22
Claims against the Company, not acknowledged as debts(1)	188	167
[Net of amount paid to statutory authorities 4,386 crore (3,572 crore)]
Commitments :
Estimated amount of unexecuted capital contracts	1,295	1,272
(net of advances and deposits)

(1)	Claims against the company not acknowledged as debts for the year ended March 31, 2016 include demand from the Indian Income tax authorities for payment of tax of 4,135 crore (3,337 crore), including interest of 1,224 crore (964 crore) upon completion of their tax assessment for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010 and fiscal 2011 (For the year ended March 31, 2015 - upon completion of their tax assessment for fiscal 2006, fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010). These demands were paid to statutory tax authorities which includes 913 crore paid during the year ended March 31, 2016 consequent to demand from tax authorities in India for fiscal 2011 towards denial of certain tax benefits. The company has filed an appeal with the income tax appellate authorities.

Demand for fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the income Tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010 and fiscal 2011 also includes disallowance of portion of profit earned outside India from the STP units under section 10A of the Income Tax Act and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. The matters for fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The matter for fiscal 2010 and fiscal 2011 is pending before Hon’ble Income Tax Appellate Tribunal (ITAT) Bangalore.

The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.21 DERIVATIVE INSTRUMENTS

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

	As at
	March 31, 2016		March 31, 2015
	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	467	3,094	664	4,150
In Euro	84	633	59	396
In GBP	60	573	68	632
In AUD	50	255	95	452
In CAD	–	–	12	59
In SGD	–	–	25	114
In CHF	25	173	–	–
Options Outstanding
In USD	125	828	–	–
In Euro	–	–	–	–
		5,556		5,803

As of March 31, 2016 and March 31, 2015, there were no net foreign currency exposures that are not hedged by a derivative instrument or otherwise.

The foreign exchange forward & option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

    in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Not later than one month	1,468	1,382
Later than one month and not later than three months	3,260	3,608
Later than three months and not later than one year	828	813
	5,556	5,803

The Company recognized a gain of 29 crore and gain of 499 crore on derivative instruments during the year ended March 31, 2016 and March 31, 2015, respectively, which is included in other income.

2.22 QUANTITATIVE DETAILS

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5 (viii)(c) of general instructions for preparation of the statement of profit and loss as per Schedule III to the Companies Act, 2013.

2.23 IMPORTS (VALUED ON THE COST, INSURANCE AND FREIGHT BASIS)

 in crore

Particulars	Year ended March 31,
	2016	2015
Capital goods	391	415
Software packages	3	3
	394	418

2.24 ACTIVITY IN FOREIGN CURRENCY

in crore

Particulars	Year ended March 31,
	2016	2015
Earnings in foreign currency
Income from software services and products	52,860	46,153
Interest received from banks and others	6	5
	52,866	46,158
Expenditure in foreign currency
Overseas travel expenses (including visa charges)	1,305	992
Professional charges	405	222
Technical sub-contractors - subsidiaries	1,477	1,168
Overseas salaries and incentives	19,041	15,967
Other expenditure incurred overseas for software development	3,910	3,278
	26,138	21,627
Net earnings in foreign currency	26,728	24,531

2.25 DIVIDENDS REMITTED IN FOREIGN CURRENCIES

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows:

in crore

Particulars	Number of Non-resident share holders	Number of shares to which the dividends relate	Year ended March 31,
			2016	2015
Interim dividend for fiscal 2016	2	38,53,33,537	385	–
Final dividend for fiscal 2015	2	19,22,58,436	567	–
Interim dividend for fiscal 2015	2	8,23,17,281	–	247
Final dividend for fiscal 2014	2	9,30,32,691	–	400

2.26 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at
		March 31, 2016	March 31, 2015
Infosys BPO Limited (Infosys BPO)	India	99.98%	99.98%
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys (Czech Republic) Limited s.r.o. (formerly Infosys BPO s. r. o) (1)	Czech Republic	99.98%	99.98%
Infosys Poland Sp Z.o.o (formerly Infosys BPO (Poland) Sp Z.o.o)(1)	Poland	99.98%	99.98%
Infosys BPO S.DE R.L. DE.C.V (1)(17)	Mexico	–	–
Infosys McCamish Systems LLC (1)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(1)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd(5)	Australia	–	–
Infosys BPO Americas LLC.(1)(16)	U.S.	–	–
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (2)	Australia	100%	100%
EdgeVerve Systems Limited (EdgeVerve) (7)	India	100%	100%
Infosys Consulting Holding AG (Infosys Lodestone) (formerly Lodestone Holding AG)	Switzerland	100%	100%
Lodestone Management Consultants Inc. (3)	U.S.	100%	100%
Infosys Management Consulting Pty Limited ( formerly Lodestone Management Consultants Pty Limited)(3)	Australia	100%	100%
Infosys Consulting AG (formerly Lodestone Management Consultants AG) (3)	Switzerland	100%	100%
Lodestone Augmentis AG (2)(6)	Switzerland	100%	100%
Lodestone GmbH (formerly Hafner Bauer & Ödman GmbH) (2)(3)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (4)	Belgium	99.90%	99.90%
Infosys Consulting GmbH (formerly Lodestone Management Consultants GmbH) (3)	Germany	100%	100%
Infosys Consulting Pte Ltd. (formerly Lodestone Management Consultants Pte Ltd) (3)	Singapore	100%	100%
Infosys Consulting SAS (formerly Lodestone Management Consultants SAS) (3)	France	100%	100%
Infosys Consulting s.r.o.(formerly Lodestone Management Consultants s.r.o.) (3)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (3)	Austria	100%	100%
Lodestone Management Consultants Co., Ltd. (3)	China	100%	100%
Infy Consulting Company Limited (formerly Lodestone Management Consultants Ltd.) (3)	U.K.	100%	100%
Infosys Consulting B.V. (Lodestone Management Consultants B.V.) (3)	Netherlands	100%	100%
Infosys Consulting Ltda. (formerly Lodestone Management Consultants Ltda.) (4)	Brazil	99.99%	99.99%
Infosys Consulting Sp. Z.o.o. (formerly Lodestone Management Consultants Sp. z o.o.) (3)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (3)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(formerly S.C. Lodestone Management Consultants S.R.L.) (3)	Romania	100%	100%
Infosys Consulting S.R.L. (formerly Lodestone Management Consultants S.R.L.) (3)	Argentina	100%	100%
Infosys Canada Public Services Ltd.(8)	Canada	–	–
Infosys Nova Holdings LLC. (Infosys Nova)(9)	U.S.	100%	100%
Panaya Inc. (Panaya) (10)	U.S.	100%	100%
Panaya Ltd.(11)	Israel	100%	100%
Panaya GmbH(11)	Germany	100%	100%
Panaya Pty Ltd.(11)	Australia	–	–
Panaya Japan Co. Ltd.(11)	Japan	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)(12)	India	100%	–
Kallidus Inc. (Kallidus)(13)	U.S.	100%	–
Noah Consulting LLC (Noah) (14)	U.S.	100%	–
Noah Information Management Consulting Inc. (Noah Canada) (15)	Canada	100%	–

(1)	Wholly owned subsidiary of Infosys BPO.
(2)	Under liquidation
(3)	Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(4)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(5)	Wholly owned subsidiary of Portland Group Pty Ltd. Liquidated effective May 14, 2014.
(6)	Wholly owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)
(7)	Incorporated effective February 14, 2014 (Refer note 2.10.5)
(8)	Wholly owned subsidiary of Infosys Public Services, Inc. Incorporated effective December 19, 2014
(9)	Incorporated effective January 23, 2015
(10)	On March 5, 2015, Infosys acquired 100% of the voting interest in Panaya Inc. (Refer note 2.10.4)
(11)	Wholly owned subsidiary of Panaya Inc.
(12)	On June 2, 2015, Infosys acquired 100% of the voting interest in Skava Systems (Refer note 2.10.2)
(13)	On June 2, 2015, Infosys acquired 100% of the voting interest in Kallidus Inc. (Refer note 2.10.2)
(14)	On November 16, 2015, Infosys acquired 100% of the membership interests in Noah (Refer Note 2.10.1)
(15)	Wholly owned subsidiary of Noah
(16)	Incorporated effective November 20, 2015
(17)	Liquidated effective March 15, 2016

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Name of Associates	Country	Holding as at
		March 31, 2016	March 31, 2015
DWA Nova LLC(1)	U.S.	16%	20%

(1)	Associate of Infosys Nova Holdings LLC.

List of other related parties

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Science Foundation	India	Controlled trust
Infosys Limited Employees' Welfare Trust	India	Controlled trust
Infosys Employee Welfare Trust	India	Controlled trust

Refer Notes 2.29 and 2.30 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole time directors

S. D. Shibulal (resigned effective July 31, 2014)

Srinath Batni (resigned effective July 31, 2014)

B. G. Srinivas (resigned effective June 10, 2014)

U. B. Pravin Rao

Dr. Vishal Sikka (appointed effective June 14, 2014)

Non-whole-time directors

N. R. Narayana Murthy (resigned effective October 10, 2014)

S. Gopalakrishnan (resigned effective October 10, 2014)

K. V.Kamath ( resigned effective June 5, 2015)

Dr. Omkar Goswami (retired effective December 31, 2014)

Prof. Jeffrey S. Lehman

R. Seshasayee

Ann M. Fudge (retired effective June 14, 2014)

Ravi Venkatesan

Kiran Mazumdar Shaw

Carol M. Browner (resigned effective November 23, 2015)

Prof. John W. Etchemendy (appointed effective December 4, 2014)

Roopa Kudva (appointed effective February 4, 2015)

Dr. Punita Kumar-Sinha (appointed effective January 14, 2016)

Executive Officers

M. D. Ranganath, Chief Financial Officer and Executive Vice President (effective October 12, 2015)

David D. Kennedy, Executive Vice President, General Counsel and Chief Compliance Officer (effective November 1, 2014)

Rajiv Bansal, Chief Financial Officer ( till October 12, 2015)

Srikantan Moorthy, Group Head of Human Resource Development (till March 31, 2015)

Parvatheesam K, Company Secretary (resigned effective January 10, 2015)

Company Secretary

A. G. S. Manikantha, (appointed effective June 22, 2015)

The details of amounts due to or due from related parties as at March 31, 2016 and March 31, 2015 are as follows:

 in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Investment in Debentures
EdgeVerve	2,549	–
Trade Receivables
Infosys China	29	16
Infosys Mexico	6	1
Infosys Brasil	1	5
Infosys BPO	5	1
Infosys Consulting Ltd.	8	26
EdgeVerve	–	14
Infosys Public Services	153	246
Infosys Sweden	28	–
Panaya Ltd	14	–
	244	309
Loans(1)
Infosys Consulting Ltd.	–	6
Infosys Sweden	24	–
Infosys Technologies China	67	–
EdgeVerve	–	18
	91	24
Other receivables
Infosys BPO	5	1
Infosys Public Services	8	4
EdgeVerve	3	14
Panaya	43	–
Infosys Consulting SAS	6	3
Infosys Consulting GmbH	1	1
Infosys Consulting Ltd.	1	20
	67	43
Unbilled revenues
Infosys Consulting SAS	–	1
EdgeVerve	20	–
Infosys McCamish Systems LLC	–	5
	20	6
Trade payables
Infosys China	10	10
Infosys BPO	6	–
Infosys BPO s.r.o	2	–
Portland Group Pty Ltd	–	1
Infosys Mexico	2	1
Infosys Sweden	8	5
Lodestone Management Consultants Pty Limited	16	10
Infosys Consulting Pte Ltd.	7	8
Infosys Consulting Ltd.	83	65
Infosys Brasil	–	2
EdgeVerve	–	–
Panaya Ltd.	9	–
Infosys Public Services	2	–
	145	102
Other payables
Infosys BPO	27	16
Infosys McCamish Systems LLC	–	2
Infosys Consulting AG	1	1
Infosys Consulting Ltd.	1	1
EdgeVerve	–	9
Panaya Ltd.	–	–
Infosys Public Services	1	4
Infosys Sweden	7	–
Infosys Mexico	1	–
	38	33
Provision for expenses
Infosys BPO	1	(1)
Kallidus Inc	18	–
Noah Consulting, LLC	10	–
EdgeVerve	–	37
	29	36
Rental Deposit given for shared services
Infosys BPO	21	21
Rental Deposit taken for shared services
Infosys BPO	27	27

(1)	The above loans were given in accordance with the terms and conditions of the loan agreement and carries an interest rate of 6% each and is repayable within a period of one year and at anytime within four years from the date of grant for Infosys China and Infosys Sweden respectively.

in crore

Particulars	Maximum amount outstanding during
	2016	2015
Loans and advances in the nature of loans given to subsidiaries :
Infosys China	68	–
EdgeVerve(2)	110	18
Infosys Brasil	–	40
Kallidus Inc	10	–
Infosys Sweden	24	–
Infosys Consulting Holding AG	6	66

The details of the related parties transactions entered into by the Company, in addition to the lease commitments described in note 2.9, for the year ended March 31, 2016 and March 31, 2015 are as follows:

in crore

Particulars	Year ended March 31,
	2016	2015
Capital transactions:
Financing transactions
Debentures
EdgeVerve	2,549	–
Equity
Infosys China	–	62
Infosys Nova	–	94
Infosys Brasil(3)	–	40
EdgeVerve	850	461
Infosys Shanghai	258	154
	3,657	811
Loans (net of repayment)
Infosys Consulting Holding AG (1)	–	6
Infosys Consulting Ltd.	(6)	–
Kallidus (1)	–	–
Infosys Sweden	23	–
Infosys Brasil	–	(40)
Infosys Technologies China	68	–
EdgeVerve (2)	(18)	18
	67	(16)

Revenue transactions:
Purchase of services
Infosys China	126	139
Infosys Management Consulting Pty Limited	130	121
Infosys Consulting Ltd.	882	653
Infosys Consulting Pte Ltd.	104	45
Portland Group Pty Ltd	2	3
Infosys (Czech Republic) Limited s.r.o.	17	10
Infosys BPO Ltd.	341	217
Infosys Sweden	79	44
Infosys Mexico	11	10
EdgeVerve	–	136
Infosys Public Services	11	–
Panaya Ltd.	20	–
Kallidus Inc	18	–
Noah Consulting, LLC	10	–
Infosys Brasil	10	7
	1,761	1,385
Purchase of shared services including facilities and personnel
Infosys BPO	18	68
	18	68
Interest Income
Infosys Consulting Ltd.	–	1
EdgeVerve	62	–
Infosys Sweden	1	–
Infosys Brasil	–	3
	63	4
Sale of services
Infosys China	11	8
Infosys Mexico	37	11
Infosys Consulting Ltd.	30	23
Infosys Brasil	7	8
Infosys BPO	69	80
Infosys McCamish Systems LLC	3	6
Infosys Sweden	27	–
EdgeVerve	–	50
Infosys Public Services	900	735
	1,084	921
Sale of shared services including facilities and personnel
EdgeVerve	143	22
Panaya Ltd.	15	–
Infosys BPO	42	38
Infosys Consulting SAS	1	3
Infosys Consulting Ltd.	5	3
Infosys Consulting GmbH	–	1
	206	67
Profit on transfer of business
EdgeVerve	3,036	412
	3,036	412
Cash paid under business transfer
EdgeVerve	335	–
	335	–

(1)	During the year, loan of 10 crore was given and repaid.
(2)	During the year, loan of 92 crore was given and the amount including the balance as of March 31, 2015 was repaid.
(3)	Loan outstanding (including accrued interest) given to Infosys Brazil is converted to equity during the year ended March 31, 2015.

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

in crore

Particulars	Year ended March 31,
	2016	2015
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)(3)(4)	101	30
Commission and other benefits to non-executive/independent directors	9	8
Total	110	38

(1)	Includes stock compensation expense of 7 crore for the year ended March 31, 2016 (2 crore for the year ended March 31, 2015) to CEO in line with the compensation plan approved by the shareholders.
(2)	Includes payables to CFO who stepped down w.e.f October 12, 2015.
(3)	Includes payment of variable pay amounting to 14 crore for the year ended March 31, 2015 to CEO as decided by the Nomination and Remuneration committee in line with the compensation plan approved by the shareholders.
(4)	Includes provision for variable pay amounting to $4.33 million (approximately 29 crore) for the year ended March 31, 2016 to CEO. The shareholders in the EGM dated July 30, 2014 had approved a variable pay of $4.18 million (approximately28 crore at current exchange rate) at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly , the Board based on the recommendations of the Nominations committee approved on April 15, 2016, $4.33 million ( approximately 29 crore) as variable pay for the year ended March 31, 2016.

2.27 RESEARCH AND DEVELOPMENT EXPENDITURE

in crore

Particulars	Year ended March 31,
	2016	2015
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centers (eligible for weighted deduction) (1)
Capital Expenditure	–	–
Revenue Expenditure	54	160
Other R&D Expenditure
Capital Expenditure	31	15
Revenue Expenditure	330	430
Total R&D Expenditure
Capital Expenditure	31	15
Revenue Expenditure	384	590

(1)	During year ended March 31, 2016 the Company has claimed weighted tax deduction on eligible research and development till 31 st July , 2015 based on the approval received from Department of Scientific and Industrial Research (DSIR) with effect from November 23, 2011 which has been renewed effective April 2014. With effect from 1st August 2015 the business of Finacle, including the R&D activities, is transferred to its wholly owned subsidiary Edgeverve Systems Limited, hence from that date, Edgeverve Systems Limited has claimed the weighted tax deduction on eligible research and development expenditures u/s 35(2AB) of the Income Tax Act 1961. The weighted tax deduction is equal to 200% of such expenditure incurred.

The eligible R&D revenue and capital expenditure are 54 crore and Nil for the year ended March 31, 2016 respectively and 160 crore and Nil towards revenue and capital expenditure respectively for the year ended March 31, 2015

2.28 SEGMENT REPORTING

The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. During the year ended March 31, 2016, the Company reorganized its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight. However the reorganizations did not have any impact in the reportable segments as per AS 17 'Segment reporting' apart from Manufacturing being named as Manufacturing and Hi-TECH. Segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily enterprises in Financial Services and Insurance (FSI) , enterprises in Manufacturing and Hi-tech (MFG & Hi-TECH), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Retail, Consumer packaged goods and Logistics (RCL) and enterprises in Life Sciences and Healthcare (LSH). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Year ended March 31, 2016 and March 31, 2015:

in crore

Particulars	FSI	MFG & Hi-TECH	ECS	RCL	LSH	Total
Income from software services and products	17,791	12,087	10,997	9,501	3,607	53,983
	16,175	10,230	9,756	8,369	2,770	47,300
Identifiable operating expenses	9,037	6,130	5,269	4,675	1,840	26,951
	7,874	5,191	4,706	3,917	1,440	23,128
Allocated expenses	3,686	2,533	2,303	1,991	756	11,269
	3,396	2,241	2,130	1,832	607	10,206
Segmental operating income	5,068	3,424	3,425	2,835	1,011	15,763
	4,905	2,798	2,920	2,620	723	13,966
Unallocable expenses						1,115
						917
Other income, net						3,009
						3,337
Profit before exceptional item and tax						17,657
						16,386
Exceptional item						3,036
						412
Profit before tax						20,693
						16,798
Tax expense						4,907
						4,634
Profit after taxes and exceptional item						15,786
						12,164

Geographic Segments

Year ended March 31, 2016 and March 31, 2015:

in crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	35,638	11,775	1,274	5,296	53,983
	30,273	10,300	1,307	5,420	47,300
Identifiable operating expenses	18,052	5,868	568	2,463	26,951
	14,806	5,131	678	2,513	23,128
Allocated expenses	7,467	2,462	254	1,086	11,269
	6,625	2,240	251	1,090	10,206
Segmental operating income	10,119	3,445	452	1,747	15,763
	8,842	2,929	378	1,817	13,966
Unallocable expenses					1,115
					917
Other income, net					3,009
					3,337
Profit before exceptional items and tax					17,657
					16,386
Exceptional item					3,036
					412
Profit before tax					20,693
					16,798
Tax expense					4,907
					4,634
Profit after taxes and exceptional items					15,786
					12,164

2.29 GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Obligations at year beginning	755	668
Service cost	106	89
Interest cost	55	56
Transfer of obligation*	(34)	(5)
Actuarial (gain)/loss	10	58
Benefits paid	(66)	(111)
Obligations at year end	826	755
Defined benefit obligation liability as at the balance sheet date is fully funded by the Company.
Change in plan assets
Plan assets at year beginning, at fair value	781	677
Expected return on plan assets	72	65
Transfer of assets*	(43)	–
Actuarial gain/(loss)	(6)	5
Contributions	90	145
Benefits paid	(66)	(111)
Plan assets at year end, at fair value	828	781
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year	828	781
Present value of the defined benefit obligations at the end of the year	826	755
Re-imbursement (obligation)/asset*	–	(6)
Asset recognized in the balance sheet	2	20
Assumptions
Interest rate	7.80%	7.80%
Estimated rate of return on plan assets	9.50%	9.50%
Weighted expected rate of salary increase	8.00%	8.00%

*	from/to between group companies

in crore

Particulars	As at
	March 31, 2016	March 31, 2015	March 31, 2014	March 31, 2013	March 31, 2012
Obligations at year end	826	755	668	612	569
Plan assets at year end, at fair value	828	781	677	643	582
Funded Status	2	26	9	31	13
Experience adjustments:
(Gain)/loss:
Experience adjustments on plan liabilities	10	4	14	(49)	13
Experience adjustments on plan assets	6	(5)	3	–	–

Net gratuity cost for the year ended March 31, 2016 and March 31, 2015 comprises of the following components:

in crore

Particulars	Year ended March 31,
	2016	2015
Gratuity cost for the period
Service cost	106	89
Interest cost	55	56
Expected return on plan assets	(72)	(65)
Actuarial (gain)/loss	16	53
Plan amendment amortization	(4)	(4)
Net gratuity cost	101	129
Actual return on plan assets	66	70

As at March 31, 2016 and March 31, 2015, the plan assets have been primarily invested in insurer managed funds. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute 74 crore to the gratuity trust during the fiscal 2017.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortized on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2016 and March 31, 2015 amounts to 4 crore and 7 crore, respectively and disclosed under 'Other long-term liabilities' and 'other current liabilities'.

2.30 PROVIDENT FUND

The Company contributed 345 crore during the year ended March 31, 2016 ( 295 crore during the year ended March 31, 2015).

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India during the quarter ended December 31, 2011 and based on the below provided assumptions there is no shortfall as at March 31, 2016, 2015, 2014, 2013 and 2012, respectively.

The details of fund and plan asset position are given below:

in crore

Particulars	As at
	March 31, 2016	March 31, 2015	March 31, 2014	March 31, 2013	March 31, 2012
Plan assets at period end, at fair value	3,808	2,912	2,817	2,399	1,816
Present value of benefit obligation at period end	3,808	2,912	2,817	2,399	1,816
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	March 31, 2016	March 31, 2015
Government of India (GOI) bond yield	7.80%	7.80%
Remaining term of maturity of portfolio	7 years	7 years
Expected guaranteed interest rate - First year	8.75%	8.75%
- Thereafter	8.60%	8.60%

2.31 SUPERANNUATION

The Company contributed 227 crore to the Superannuation trust during the year ended March 31, 2016 (213 crore during the year ended March 31, 2015).

2.32 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Year ended March 31,
	2016	2015
Number of shares considered as basic weighted average shares outstanding*	229,69,44,664	229,69,44,664
Effect of dilutive common equivalent shares	–	30,684
Number of shares considered as weighted average shares and potential shares outstanding	229,69,44,664	229,69,75,348

*	adjusted for bonus issue.(refer Note 2.1)

2.33 RESTRICTED DEPOSITS

Restricted deposits as at March 31, 2016 comprises 1,154 crore (1,039 crore as at March 31, 2015) deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

2.34 CORPORATE SOCIAL RESPONSIBILITY

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environment sustainability, disaster relief and rural development projects. A CSR committee has been formed by the company as per the Act. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

a) Gross amount required to be spent by the company during the year is 256 crore.

b) Amount spent during the year on:

 in crore

Sl. No.	Particulars	In Cash	Yet to be paid in Cash	Total
(i)	Construction / acquisition of any asset	–	–	–
(ii)	On purposes other than (i) above	202	–	202

In addition to the activities mentioned above, the company has spent 86 crore on multiple initiatives including Chennai flood disaster relief, environment sustainability and conservation of natural resources aimed at long term sustainability of eco system.

2.35 INDIAN ACCOUNTING STANDARDS

The Ministry of Corporate Affairs (MCA) vide its notification in the Official Gazette dated February 16, 2015 notified the Indian Accounting Standards (Ind AS) applicable to certain classes of companies. Ind AS would replace the existing Indian GAAP prescribed under Section 133 of the Companies Act, 2013 read with Rule 7 of the Companies (Accounts) Rules, 2014. For Infosys and its subsidiaries, Ind AS would be applicable for the accounting periods beginning April 1, 2016, with a transition date of April 1, 2015.

The company has evaluated the effect of transition from Indian GAAP to Ind AS and the following are the areas which would have an impact on account of the transition on the company:

• Fair valuation of certain financial instruments

• Employee costs pertaining to defined benefit obligations

• Discounting of certain long-term liabilities

• Share based payments

Further , there would be a change in the presentation of financial statements including some additional disclosures.

2.36 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

In crore

Particulars	Year ended March 31,
	2016	2015
Income from software services and products	53,983	47,300
Software development expenses	32,255	27,828
GROSS PROFIT	21,728	19,472
Selling and marketing expenses	2,694	2,549
General and administration expenses	3,271	2,961
	5,965	5,510
OPERATING PROFIT BEFORE DEPRECIATION	15,763	13,962
Depreciation and amortization	1,115	913
OPERATING PROFIT	14,648	13,049
Other income	3,009	3,337
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX	17,657	16,386
Profit on transfer on business (refer to note 2.10.5)	3,036	412
PROFIT BEFORE TAX	20,693	16,798
Tax expense:
Current tax	4,898	4,537
Deferred tax	9	97
PROFIT FOR THE YEAR	15,786	12,164

As per our report of even date attached
for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A. G. S Manikantha Company Secretary